UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

SOUTHWALL TECHNOLOGIES INC.

(Name of Subject Company)

SOUTHWALL TECHNOLOGIES INC.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

844909200

(CUSIP Number of Class of Securities)

Dennis Capovilla

President and Chief Executive Officer

Southwall Technologies Inc.

3788 Fabian Way

Palo Alto, California 94303

(650) 798-1200

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Scott C. Dettmer, Esq.

Paul E. Sieminski, Esq.

Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

1200 Seaport Boulevard

Redwood City, California 94063

(650) 321-2400

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address

The name of the subject company is Southwall Technologies Inc., a Delaware corporation (the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we,” and “our” to refer to the Company. The address of the Company’s principal executive offices is 3788 Fabian Way, Palo Alto, California 94303. The telephone number of the Company’s principal executive offices is (650) 798-1200.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.001 per share (the “Shares”). As of October 4, 2011, there were (i) 5,811,838 Shares issued and outstanding, (ii) 8,199,292 shares of the Company’s Series A 10% Cumulative Convertible Preferred Stock, par value $0.001 per share (the “Preferred Stock”), issued and outstanding (which includes the cumulative accrued dividend of 3,306,793 shares of Preferred Stock), which shares were convertible into 1,639,858 Shares as of October 4, 2011 and, assuming they remain outstanding as of November 14, 2011 and dividends remain unpaid through such date, will be convertible into 1,650,851 Shares as of such date, and (iii) 1,489,875 Shares issuable upon exercise of outstanding stock options with an exercise price of less than $13.60 per Share. Although the Offer to Purchase (as defined below) does not constitute an offer by Purchaser to purchase any shares of Preferred Stock, the stockholders party to the Tender and Support Agreements (as defined in Item 3 below) are permitted, pursuant to the terms of the Tender and Support Agreements, to tender their shares of Preferred Stock accompanied by a duly executed Letter of Transmittal and a notice of conversion (in a form reasonably agreed upon by Parent and Purchaser), which shall, for purposes of the Offer (as defined below), constitute a valid tender of Shares.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in “Item 1. Subject Company Information—Name and Address”, which information is incorporated herein by reference.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Backbone Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Solutia Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding Shares, at a price of $13.60 per Share, net to the seller thereof in cash, without interest, less any applicable withholding taxes (the “Offer Price”) upon the terms and subject to the conditions set forth in the offer to purchase (the “Offer to Purchase”), and the related letter of transmittal enclosed with the Offer to Purchase (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer” described in this Schedule 14D-9, as required by the Agreement and Plan of Merger, dated as of October 6, 2011, by and among Parent, Purchaser and the Company (the “Merger Agreement”). The Offer is described in a Tender Offer Statement on Schedule TO (together with the exhibits and annexes attached thereto, as it may be amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on October 25, 2011. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO and are incorporated by reference herein. Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on October 25, 2011. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire at 12:00 midnight, New York City time, on the night of Tuesday, November 22, 2011 (the “Expiration Date”, unless Purchaser shall have extended the period during which the Offer is open in accordance with the terms of the Merger Agreement, in which event the “Expiration Date” shall mean the latest time and date which the Offer, as so extended by the Purchaser, shall expire).

The obligation of Purchaser to accept for payment and to pay for any Shares validly tendered in the Offer and not properly withdrawn is conditioned on, among other things, (i) at least a majority of the sum of (a) the number of Shares then issued and outstanding plus (b) all Shares that the Company may be required to issue on or prior to the Closing (as defined in the Merger Agreement) as a result of the vesting, conversion or exercise of Company options and other derivative securities (other than the Top-Up Option (as defined in the Merger Agreement)), convertible or exchangeable securities or other rights to acquire Shares (including any shares of Preferred Stock remaining outstanding) (the “Minimum Condition”), (ii) the receipt of approval of the transaction or the expiration or termination of any waiting period (and any extension thereof) applicable to the Offer or the Merger pursuant to the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other comparable applicable foreign antitrust laws, (iii) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) or any destruction of, damage to or loss at the manufacturing facility located in Dresden, Germany (whether by fire or otherwise) that has caused or is reasonably expected to cause a 30% or greater reduction in such facility’s manufacturing capacity for a period reasonably expected to extend for more than 180 days, (iv) the absence of a prohibition against the consummation of the Offer or the Merger pursuant to applicable law or court order, and (v) other customary conditions (collectively, the “Offer Conditions”). The Offer Conditions may be waived by Parent and Purchaser, in their sole discretion, except for the Minimum Condition, which may be waived by Parent or Purchaser only with the prior written consent of the Company, on the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the SEC.

The Merger Agreement provides that after the purchase of the Shares in the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will merge with and into the Company (the “Merger”) with the Company continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of Parent (the “Surviving Corporation”). On the date and time at which the Merger becomes effective (the “Effective Time”), each issued and outstanding Share (other than Shares held by Parent, Purchaser, any other subsidiary of Parent, any subsidiary of the Company or in the treasury of the Company, and any stockholders who are entitled to and have properly exercised appraisal rights under the DGCL, as discussed below in “Item 8. Additional Information—Appraisal Rights”, which information is incorporated herein by reference) will be converted into the right to receive an amount in cash equal to the Offer Price, payable to the holder thereof, without interest and less any applicable withholding taxes (the “Merger Consideration”).

The Merger Agreement and the transactions contemplated therein, including the Offer and the Merger (collectively, the “Transactions”) are summarized in additional detail in Section 11—“The Merger Agreement” and Section 12—“Purpose of the Offer; Plans for the Company” of the Offer to Purchase, which are incorporated herein by reference. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Parent has formed Purchaser in connection with the Merger Agreement and the Transactions. The Schedule TO states that the principal executive offices of both Parent and Purchaser are located at 575 Maryville Centre Drive, P.O. Box 66760, St. Louis, MO 63166-6760.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Item 3, or in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I (the “Information Statement”) and incorporated herein by reference, or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in connection with Parent’s right (upon Purchaser’s acquisition of at least a majority of the Shares but less than 90% of the Shares (including pursuant to the Top-Up Option) (as defined in the Merger Agreement) in the Offer) to designate persons (other than at a meeting of stockholders of the Company) to the Company board of directors (the “Company Board”), representing a majority of the Company Board to serve on the Company Board until the Effective Time.

(a) Arrangements with the Parent, Purchaser and their Affiliates

Merger Agreement

The summary of the Merger Agreement contained in Section 11—“The Merger Agreement” and Section 12—“Purpose of the Offer; Plans for the Company” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15—“Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. The summary of the principal terms of the Merger Agreement in this Schedule 14D-9 and the copy of the Merger Agreement filed as an exhibit to this Schedule 14D-9 are intended to provide holders of Shares with information regarding the material terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about the Company in its public reports filed with the SEC. In particular, the Merger Agreement and the related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to the Company. The summary and description of the Merger Agreement are qualified in their entirety by reference to the Merger Agreement, which has been incorporated herein by reference.

The Merger Agreement contains representations and warranties of the parties customary for a transaction of this type, which are intended to express factual circumstances that must exist, subject to qualifications, for Parent to be obligated to complete the Transactions. The Company, Parent and Purchaser made the representations and warranties solely for purposes of the Merger Agreement, and they are subject to qualifications and limitations agreed to by the parties, including limitations of time and contractual standards of materiality and Company Material Adverse Effect (as defined in the Merger Agreement), that reflect such limited purpose. The representations and warranties set forth in the Merger Agreement should not be understood to be statements of fact.

The Company has also agreed to customary covenants (including, with respect to the conduct of its business, an obligation to conduct its business in the ordinary course consistent with past practice through the Effective Time of the Merger). The Company has agreed not to solicit, initiate or participate in discussions with third parties regarding other proposals to acquire the Company and it has agreed to certain restrictions on its ability to respond to such proposals, subject to exceptions necessary for the fulfillment of the fiduciary duties of the Company Board. The Merger Agreement also contains customary termination provisions for the Company and Parent and provides that, in connection with the termination of the Merger Agreement under certain specified circumstances, the Company may be required to pay Parent a termination fee in the amount of $4 million.

Stockholder Tender and Support Agreements

The summary of the Stockholder Tender and Support Agreements contained in Section 11—“The Merger Agreement” of the Offer to Purchase is incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, on October 6, 2011, the Company, Parent and Purchaser entered into Tender and Support Agreements (the “Tender and Support Agreements”) with each of the Needham Entities (as set forth in the table below) (the “Needham Entities”) and Dolphin Direct Equity Partners, L.P. (“Dolphin”) (collectively, the “Designated Stockholders”), pursuant to which the Designated Stockholder has agreed, among other things, (i) to convert all shares of Preferred Stock held of record and beneficially by such Designated Stockholder into Shares (the “Conversion Shares”); (ii) to waive all rights to any dividends that may accrue in respect of such shares of Preferred Stock between November 14, 2011 and November 30, 2011; (iii) to tender all Shares beneficially owned by each Designated Stockholder (including the Conversion Shares) in the Offer upon the terms and subject to the conditions of the Tender and Support Agreements; (iv) not to transfer any of such Designated Stockholder’s equity interests in the Company, including any Shares and Conversion Shares, other than in accordance with the terms and conditions set forth in the Tender and Support Agreements; (v) not to take any action that would interfere with the performance of such Designated Stockholder’s obligations under, or the transactions contemplated by, the Tender and Support Agreements; (vi) if necessary, to vote such Shares and Conversion Shares in favor of the approval of the Merger and the other transactions contemplated by the Merger Agreement; (vii) vote against any action or agreement that would materially interfere with or prevent the Offer or the Merger from being consummated; (viii) not solicit or initiate discussions with third parties regarding other proposals to acquire the Company; and (ix) take certain other actions and comply with certain other restrictions to support the Merger and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth in the Tender and Support Agreements. As of October 4, 2011, the Shares subject to the Tender and Support Agreements (including the Conversion Shares) comprised approximately 63% of the outstanding Shares on an as-converted basis.

In the event that the Company Board changes its recommendation to stockholders with respect to the Offer and the Merger, the Designated Stockholders shall be obligated to vote in the aggregate only 35% of the outstanding Shares (on an as-converted basis) (i) in support of the Merger and (ii) against any action or agreement that would materially interfere with or prevent the Offer or the Merger from being consummated.

In addition, in the event of certain terminations of the Merger Agreement, the Designated Stockholders shall share a certain portion of any additional profit obtained by such Designated Stockholders in connection with the Company’s entry into an alternative transaction with respect to a Superior Proposal (as defined in the Merger Agreement) (an “Alternative Transaction”). Pursuant to the Tender and Support Agreement with Dolphin, Dolphin is required to pay to Parent (i) 90% of its profit from the first 13% of value in excess of the Offer Price received by Dolphin in an Alternative Transaction, (ii) 60% of its profit from the next 13% of value (i.e. between 13% and 26%) in excess of the Offer Price received by Dolphin in an Alternative Transaction, and (iii) 35% of its profit from the next 13% of value (i.e. between 26% and 39%) in excess of the Offer Price received by Dolphin in an Alternative Transaction. Pursuant to the Tender and Support Agreement with the Needham Entities, the Needham Entities are required to pay to Parent (a) 100% of their profit from the first 13% of value in excess of the Offer Price received by the Needham Entities in an Alternative Transaction, (b) 50% of their profit from the next 13% of value (i.e. between 13% and 26%) in excess of the Offer Price received by the Needham Entities in an Alternative Transaction, and (c) 25% of their profit from the next 13% of value (i.e. between 26% and 39%) in excess of the Offer Price received by the Needham Entities in an Alternative Transaction. Any value received by Dolphin or the Needham Entities from an Alternative Transaction in excess of 39% above the Offer Price is not subject to any sharing arrangement under either Tender and Support Agreement.

Each Tender and Support Agreement will terminate upon the earlier of (i) the Effective Time; (ii) the termination of the Merger Agreement in accordance with its terms; or (iii) the date of any modification, waiver, change or amendment of the Offer or the Merger Agreement (without each such Designated Stockholder’s written consent) that results in (a) a decrease in the Offer Price or Merger Consideration (as defined in the Merger Agreement) or (b) a change in the form of consideration to be paid in the Offer or in the form of Merger Consideration; provided, however, that certain provisions of the Tender and Support Agreements (including the Designated Stockholders’ obligation not to transfer their Shares (including any Conversion Shares) in violation of the terms of the Tender and Support Agreements and to share a certain percentage of the profit received by the Designated Stockholders upon the consummation of an Alternative Transaction with Parent) shall survive any such termination of the Tender and Support Agreements.

The Designated Stockholders, and the number of Shares and shares of Preferred Stock held by such Designated Stockholders and subject to the Tender and Support Agreements, are set forth below:

Name of Designated Stockholder	Number of Shares	Number of Shares of Preferred Stock	Conversion Shares(1)(2)	Total Shares After Conversion	Total % of Issued and Outstanding Shares(3)
The Needham Group, Inc.	401,962	—	—	401,962	5.39%
Needham Capital Partners II, L.P.	460,903	953,557	321,754	782,657	10.49%
Needham Capital Partners III, L.P.	806,876	1,669,338	563,276	1,370,152	18.36%
Needham Capital Partners IIIA, L.P.	83,331	172,402	58,173	141,504	1.90%
Needham Capital Partners II (Bermuda), L.P.	64,607	133,665	45,102	109,709	1.50%
Needham Capital Partners III (Bermuda), L.P.	160,813	332,704	112,263	273,076	3.66%
Needham Emerging Growth Partners, L.P.	80,000	—	—	80,000	1.07%
Needham Contrarian Fund, L.P.	16,875	—	—	16,875	0.23%
Needham Contrarian Fund (QP), L.P.	43,126	—	—	43,126	0.58%
Subtotal:
Needham Entities	2,118,493	3,261,666	1,100,568	3,219,061	43.18%
Dolphin Direct Equity Partners, L.P.	925,436	1,630,833	550,283	1,475,719	19.77%
Total:	3,043,929	4,892,499	1,650,851	4,694,780	62.95%

(1)	Includes the accrued dividend for the shares of Preferred Stock.
(2)	Assumes conversion of all issued and outstanding shares of Preferred Stock as of November 14, 2011.
(3)	Based on 5,811,838 Shares outstanding as of October 4, 2011, and assuming conversion of all issued and outstanding shares of Preferred Stock as of November 14, 2011.

Needham Capital Management, L.L.C. is the general partner of Needham Capital Partners II. L.P., Needham Capital Partners III. L.P., and Needham Capital Partners IIIA. L.P., and, therefore, may be deemed to own beneficially the Shares and shares of Preferred Stock owned by those limited partnerships. Needham Capital Management, L.L.C. disclaims beneficial ownership of such Shares and shares of Preferred Stock except to the extent of its pecuniary interest therein. Needham Capital Management (Bermuda), L.L.C. is the general partner of Needham Capital Partners II (Bermuda), L.P. and Needham Capital Partners III (Bermuda), L.P., and, therefore, may be deemed to own beneficially the Shares and shares of Preferred Stock owned by those limited partnerships. Needham Capital Management (Bermuda), L.L.C. disclaims beneficial ownership of such Shares and shares of Preferred Stock except to the extent of its pecuniary interest therein. Needham Investment Management, L.L.C. is the general partner of Needham Emerging Growth Partners, L.P., Needham Contrarian Fund, L.P. and Needham Contrarian Fund (QP), L.P. and, therefore, may be deemed to own beneficially the Shares owned by those limited partnerships. Needham Investment Management, L.L.C. disclaims beneficial ownership of such Shares and shares of Preferred Stock except to the extent of its pecuniary interest therein. Affiliates of The Needham Group, Inc. are managing members of Needham Capital Management, L.L.C., Needham Capital Management (Bermuda), L.L.C. and Needham Investment Management, L.L.C.

Peter E. Salas, a member of the Company Board, is President of Dolphin Management Services, Inc., the managing member of Dolphin Advisors, LLC and the managing general partner of Dolphin Direct Equity Partners, L.P., and, therefore, may be deemed to own beneficially the Shares and shares of Preferred Stock owned by Dolphin Direct Equity Partners, L.P. Mr. Salas disclaims beneficial ownership of such Shares and shares of Preferred Stock held by Dolphin Direct Equity Partners, L.P. except to the extent of his individual pecuniary interest therein.

This summary does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreements, which are filed as Exhibits (e)(9) and (e)(10) to this Schedule 14D-9 and are incorporated herein by reference.

Representation on the Company Board

The Merger Agreement provides that, effective upon the closing of the Acceptance Time (as defined in the Merger Agreement), Parent is entitled to designate a number of directors which shall give Parent representation on the Company Board equal to at least that number of directors on the Company Board equal to the product (rounded up to the next whole number) obtained by multiplying (i) the number of directors on the Company Board (giving effect to any increase in the number of directors pursuant to this sentence) and (ii) a fraction, the numerator of which is the number of Shares held by Parent and Purchaser (giving effect to the Shares accepted for payment or purchased pursuant to the Offer and, if the Top-Up Option (as defined below in “Item 8. Additional Information—Top-Up Option”) is exercised, the Shares purchased upon the exercise of the Top-Up Option), and the denominator of which is the total number of then outstanding Shares (not determined on a fully diluted basis), and the Company will cause Parent’s designees to be elected or appointed to the Company Board, including by increasing the number of directors and seeking and accepting resignations from incumbent directors. At such time, the Company will also cause individuals designated by Parent to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Company Board. The date of such appointment shall hereinafter be referred to as the “Board Appointment Date”.

After the Acceptance Time and until the Effective Time, the Company Board will have at least such number of directors who qualify as independent directors for purposes of the continued listing requirements of The Nasdaq Stock Market (“Nasdaq”) and the SEC rules and regulations (the “Independent Directors”) as are required by such rules and regulations, provided that the Company shall, upon Parent’s request, take all action necessary to elect to be treated as a “Controlled Company” for purposes of Listing Rule 5615(c) of the Nasdaq rules (or any successor provision) and make all necessary filings and disclosure associated with such status. If the number of Independent Directors is reduced below the number of directors required by such rules and regulations, the remaining Independent Directors will be entitled to designate persons to fill such vacancies.

If Parent’s designees constitute a majority of the Company Board after the Acceptance Time and prior to the Effective Time, then the affirmative vote of a majority of the directors of the Company then in office who were not so designated by Parent (or the affirmative vote of the remaining director of the Company then in office who was not so designated by Parent if, in fact, only one such continuing director exists) will be required to authorize any amendment or termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser under the Merger Agreement or waiver of any of the Company’s rights under the Merger Agreement, make any other determination with respect to any action to be taken or not to be taken by the Company relating to the Merger Agreement or the Transactions, including the Offer and the Merger, or amend or modify the Company’s certificate of incorporation or by-laws. The approval of such continuing directors is the only approval necessary of the Company Board to institute any action by the Company to enforce the performance of the Merger Agreement.

Parent intends to designate representatives to the Company Board from among the officers of Parent who are named in the Information Statement attached as Annex I to this Schedule 14D-9 and incorporated herein by reference.

Disclosure Agreements

The Company and Parent are parties to a disclosure agreement dated as of November 2, 2009 (the “Disclosure Agreement”), pursuant to which each of the Company and Parent agreed to keep confidential and to not disclose confidential information of one party that was disclosed to the other party between the date of the Disclosure Agreement and March 31, 2010 (the “Restricted Period”). The parties entered into a subsequent disclosure agreement, dated as of November 18, 2010 (the “Amended Disclosure Agreement”), which extended the Restricted Period until March 31, 2011. The parties’ confidentiality and nondisclosure obligations under the Amended Disclosure Agreement continue for a period of two (2) years from the date of the Amended Disclosure Agreement. Certain terms of the Amended Disclosure Agreement were amended by the Exclusivity Agreement

(defined below), as described below in the section titled “Exclusivity Agreement”. Copies of the Disclosure Agreement and the Amended Disclosure Agreement, as amended by the terms of the Exclusivity Agreement, are filed as Exhibits (d)(4) and (d)(5), respectively, to the Schedule TO and are incorporated herein by reference.

Exclusivity Agreement

The Company entered into a letter of intent (which included certain provisions related to exclusivity) with Parent, dated as of June 26, 2011, as amended on each of August 16, 2011, September 20, 2011 and September 29, 2011 (the “Exclusivity Agreement”), during the course of discussions between the parties regarding a possible business combination between Parent and the Company. Under the Exclusivity Agreement, the Company agreed, among other things and subject to certain exceptions, not to and to cause certain of its representatives not to, directly or indirectly, seek, initiate, encourage or otherwise solicit interest, enter into or continue in negotiations or discussions or enter into any agreement with any person or entity other than the Parent regarding any sale of any capital stock or material assets of the Company or any of its subsidiaries or any other business combination transaction, respond to requests for non-public information regarding the Company or furnish any such information to any person other than Parent or enter into any agreement with any person other than Parent relating to a competing acquisition proposal. In addition, the Exclusivity Agreement amended certain of the terms of the Amended Disclosure Agreement to (i) extend the parties’ confidentiality obligations to information exchanged between the parties until June 1, 2013 and (ii) extend the time period under which the parties are obligated to keep such information confidential, to March 31, 2012. Also, in the Exclusivity Agreement, Parent agreed to a standstill provision placing restrictions on, among other things, the ability of Parent and its affiliates to acquire, or offer or propose to acquire, beneficial ownership of securities of the Company for a period of one year following the execution of the Exclusivity Agreement.

The exclusive negotiation period in the Exclusivity Agreement (as amended) expired on October 7, 2011 at 11:59 p.m. (California time) and, upon the parties’ entry into the Merger Agreement, Parent’s standstill obligation terminated. Notwithstanding the expiration and termination of such terms, pursuant to the terms of the Merger Agreement, the confidentiality obligations contained in the Amended Disclosure Agreement (as amended by the terms of the Exclusivity Agreement) continue to be in effect in accordance with their terms until the earlier to occur of the Acceptance Time or the expiration of the Amended Disclosure Agreement (as modified by the Exclusivity Agreement) according to its terms (as amended by the Exclusivity Agreement). A copy of the Exclusivity Agreement is filed as Exhibit (d)(6) to the Schedule TO and is incorporated herein by reference. Copies of the amendments to the Exclusivity Agreement entered into on August 16, September 20 and September 29, 2011, and referred to above, are filed as Exhibits (d)(7), (d)(8) and (d)(9), respectively, to the Schedule TO and incorporated herein by reference.

Distribution Agreement

The Company’s aftermarket automotive and architectural glass applied film is sold to Parent pursuant to an exclusive worldwide license contained in a distribution agreement, dated as of January 1, 2002 between Company and Parent (the “Distribution Agreement”). Under the Distribution Agreement, Parent agreed to purchase a specified amount of product during the term of the agreement subject to volume and quality standards. The Distribution Agreement contains a minimum annual purchase commitment in the amount of $9 million, beginning in 2004. For each year after 2004 until December 31, 2011, when the Distribution Agreement expires, Parent is obligated to purchase an amount of product equal to 110% of the amount of product it was required to purchase in the prior year. During 2010, the Company’s sales to Parent pursuant to the Distribution Agreement accounted for 38% of the Company’s net revenues. The Distribution Agreement expires, by its terms, on December 31, 2011.

A copy of the Distribution Agreement is filed as Exhibit (e)(8) to this Schedule 14D-9 and is incorporated herein by reference.

On October 6, 2011, the Company accepted a non-exclusive purchase order from Parent (the “Purchase Order”), which will become effective on January 1, 2012. By accepting the Purchase Order, the Company is committed to supplying certain products to Parent, consistent with historical price and volume levels, for a period of six months beginning on January 1, 2012. The Purchase Order provides that the Company shall deliver the product in five installments on each of January 27, 2012, February 27, 2012, March 27, 2012, April 27, 2012 and May 27, 2012, and that payment is due within 60 days after the invoice date for each installment. The terms and conditions of the Purchase Order include, but are not limited to, the following: (i) the Company warrants that the purchased product will be of quality and free of defects for one year from the date of final payment, will be merchantable and fit for the purposes sold, and will provide accurate performance and processing of date/time data; (ii) Parent may withhold payment until the Company, if requested, has provided releases of all liens and claims relating to the purchased goods; (iii) the Company will indemnify Parent from all liens arising from the purchased goods; (iv) Parent may terminate the Purchase Order upon written notice to the Company, and, in such event, shall pay the Company for the goods already supplied; and (v) the Company shall not assign the Purchase Order without Parent’s prior written consent. The Purchase Order will be discontinued immediately and of no further effect if the Merger Agreement is terminated, unless (i) the Company terminates the Merger Agreement in connection with its entry into or intent to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal (each as defined the Merger Agreement) (ii) Parent terminates the Merger Agreement upon a Company Adverse Recommendation Change (as defined in the Merger Agreement) or (iii) Parent terminates the Merger Agreement as a result of the Company’s breach of its obligations under the Merger Agreement and, in each such case, the Purchase Order will not be discontinued and will remain in effect for the term of six (6) months. For purposes of this subsection, all terms not otherwise defined in this Schedule 14D-9 are defined in Section 1.1 of the Merger Agreement. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

(b) Arrangements between the Company and Its Executive Officers, Directors and Affiliates

The Company’s executive officers and the members of the Company Board may be deemed to have certain interests in the Transactions that may be different from or in addition to those of the Company’s stockholders generally. These interests may create potential conflicts of interest. The Company Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Transactions.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement, which is incorporated herein in its entirety.

Consideration for Shares Tendered Pursuant to the Offer

If the non-employee directors and executive officers of the Company who own Shares tender their Shares for purchase in the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of September 30, 2011, the non-employee directors and executive officers of the Company and their affiliates beneficially owned, in the aggregate, 1,424,042 Shares, which for purposes of this subsection excludes any Shares issuable upon exercise of stock options held by such individuals. If the non-employee directors, executive officers and their affiliates were to tender all such Shares in the Offer and those Shares were accepted for purchase and purchased by Purchaser, the non-employee directors, executive officers and their affiliates would receive an aggregate of $19,116,871 in cash, without interest and less any applicable withholding taxes. For a description of the treatment of stock options held by the non-employee directors and executive officers of the Company, see below the subsection titled “Effect of the Merger on Company Stock Options”.

The following table sets forth, as of September 30, 2011, the cash consideration that each of the executive officers, non-employee directors and their affiliates is entitled to receive in respect of his or her outstanding Shares if such individual or affiliate were to tender all of his or her outstanding Shares in the Offer and those Shares were accepted for payment and purchased by Purchaser.

Non-Employee Directors

Name	Number of Shares Owned	Consideration
William A. Berry	20,433	$277,889
George Boyadjieff	22,036	$299,690
Dennis Bunday	—	—
Jami K. Dover Nachtsheim	4,000	$54,400
R. Eugene Goodson	62,200	$845,920
Andre R. Horn	28,840	$392,224
Peter E. Salas (1)	1,281,879	$17,433,544
TOTAL	1,419,388	$19,053,577

(1)	Includes 925,436 Shares and 326,167 Shares issuable upon conversion of shares of Preferred Stock owned by Dolphin Direct Equity Partners, L.P. Mr. Salas disclaims beneficial ownership of such Shares and shares of Preferred Stock held by Dolphin Direct Equity Partners, L.P. except to the extent of his individual pecuniary interest therein.

Executive Officers

Name	Number of Shares Owned	Consideration
Dennis F. Capovilla	3,065	$41,684
Mallorie Burak	100	$1,360
Michael Vargas	1,489	$20,250
TOTAL	4,654	$63,294

Effect of the Merger on Company Stock Options

The Merger Agreement provides that, at the Effective Time, all Company stock options, whether vested or unvested, to purchase Shares will become fully vested and be cancelled, with the holder thereof becoming entitled to receive an amount in cash, without interest, equal to the product of (i) the excess, if any, of (a) the Offer Price divided by (b) the exercise price per Share subject to such stock option multiplied by (ii) the number of Shares subject to such option; provided, that if the exercise price per Share is equal to or greater than the Offer Price, such option will be cancelled without any cash payment. Such payments shall be made to the holders of such stock options by the Surviving Corporation or the Company (as applicable) as soon as reasonably practicable after the Acceptance Time, but in no event later than ten business days thereafter.

As of October 6, 2011, the non-employee directors and executive officers of the Company held options to purchase an aggregate of 684,003 Shares, with exercise prices ranging from $2.25 to $11.00 per Share and a weighted average exercise price of approximately $5.09 per Share. If the non-employee directors and executive officers were to exercise all of their options and tender all of their Shares from such exercise and those Shares were accepted for purchase and purchased by Purchaser, the non-employee directors and executive officers would receive an aggregate of $5,819,181 in cash, without interest and less any applicable withholding taxes. All of the options held by the non-employee directors and executive officers have exercise prices that are less than the Offer Price.

The following table sets forth, as of September 30, 2011, the cash consideration that each executive officer and non-employee director will be entitled to receive in respect of his or her outstanding stock options at the Effective Time, pursuant to the Merger Agreement.

Non-Employee Directors

Name	Number of Shares Subject to Options	Weighted Average Exercise Price Per Share	Consideration
William A. Berry	24,000	$5.97	$183,200.00
George Boyadjieff	118,000	$5.08	$1,004,800.00
Dennis Bunday	32,000	$5.92	$245,750.00
Jami K. Dover Nachtsheim	32,000	$4.02	$271,000.00
R. Eugene Goodson	30,000	$5.42	$245,350.00
Andre R. Horn	25,000	$5.77	$195,650.00
Peter E. Salas	28,000	$5.08	$238,600.00
TOTAL	289,000	$5.35	$2,384,350.00

Executive Officers

Name	Number of Shares Subject to Options	Weighted Average Exercise Price Per Share	Consideration
Dennis F. Capovilla	235,003	$4.43	$2,154,431.20
Mallorie Burak	65,000	$6.31	$474,000.00
Michael Vargas	95,000	$5.11	$806,400.00
TOTAL	395,003	$4.90	$3,434,831.20

New Executive Employment Agreements

In connection with entering into the Merger Agreement, the Compensation Committee of the Company Board approved new employment agreements for each of its executive officers, Dennis Capovilla, Mallorie Burak and Michael Vargas. On October 25, 2011, the Company and its executive officers entered into these new agreements, which memorialize and supersede any prior agreement or understanding that each executive officer might have had with the Company. In the event that the transactions contemplated by the Merger Agreement fail to occur, the new agreements will become null and void. Copies of the employment agreements are filed as Exhibits (e)(10), (e)(11) and (e)(12), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

Payments at Closing

Under the terms of their new employment agreements, upon the closing of the transactions contemplated by the Merger Agreement, the executive officers will be entitled to:

•	an increase in annual salary only for Ms. Burak from $180,000 to $210,000, thereby also increasing Ms. Burak’s 2011 annual target bonus from $63,000 to $73,500;

•	a lump sum transaction bonus as follows: Mr. Capovilla – $150,000; Ms. Burak – $75,000; and Mr. Vargas – $0;

•	a guaranteed bonus equal to 60% of the 2011 annual target bonus for each executive officer as follows: Mr. Capovilla – $102,000; Ms. Burak – $44,100; and Mr. Vargas – $34,650;

•

a potential bonus equal to 40% of the 2011 annual target bonus for each executive officer, to the extent that the Company’s full-year operating income performance achieves targeted levels, as follows: Mr. Capovilla – $68,000; Ms. Burak – $29,400; and Mr. Vargas – $23,100; and

•

full acceleration of all outstanding stock options, with an intrinsic spread value (i.e., the excess of the Offer Price over the applicable exercise price per share subject to their options) as follows: Mr. Capovilla – $414,269; Ms. Burak – $197,700; and Mr. Vargas – $185,963.

The guaranteed bonus payment to each executive officer represents the amount that each executive officer would have received under the discretionary components of the Company’s 2011 annual cash bonus program. The potential bonus is tied to full-year operating income targets established by the Company. Should the Company achieve the operating income target during 2011, the full amount of the potential bonus will be paid to each executive officer pursuant to the terms and conditions of the 2011 annual cash bonus program. In the event of any under- or over-achievement, straight-line interpolation will be applied to the target level in the manner established by the Company with respect to 2011.

Payments After Closing

Should an executive officer remain continuously employed by the Company through the first anniversary of the closing of the transactions contemplated by the Merger Agreement, the Company will pay the executive officer:

•	a lump sum cash retention payment as follows: Mr. Capovilla – $510,000; Ms. Burak – $210,000; and Mr. Vargas – $165,000;

•

a gross-up tax payment on all federal and state income and employment taxes incurred with respect to the cash retention payment, estimated as follows: Mr. Capovilla – $387,019; Ms. Burak – $155,186; and Mr. Vargas – $121,932; and

•	a potential excess parachute payment excise tax gross-up payment that applies strictly to the foregoing lump sum cash retention payment and gross-up tax payment, but no other payment or benefit.

Should the Company terminate an executive officer’s employment without “cause” or should the executive officer resign for “good reason” within one year following the closing of the Merger, the Company will pay the executive officer the lump sum cash payments in the amounts listed in the paragraph above, plus the monthly premiums for health and welfare benefits under the Consolidated Omnibus Reconciliation Act (COBRA) for a period after termination of employment as follows: Mr. Capovilla – 18 months with an estimated value of $52,104; Ms. Burak – 12 months with an estimated value of $28,924; and Mr. Vargas – 12 months with an estimated value of $32,974. All such payments are subject to the executive officer timely delivering a general release of all claims against the Company and its affiliates.

Should the Company terminate an executive officer’s employment without “cause” or should the executive officer resign for “good reason” after the first anniversary of the closing, the Company will pay the executive officer only the monthly premiums for health and welfare benefits under COBRA for four months after termination of employment. The executive officers will not be entitled to any other severance benefit after the first anniversary of the closing.

In the event that any payments or benefits paid to an executive officer would constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code and would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (the “Excise Tax”), the executive officer will be entitled to a limited gross-up payment to reimburse the executive officer for the Excise Tax. Notwithstanding the foregoing, no such gross-up payment will be paid if a reduction in parachute payments by up to 10% would cause no Excise Tax to be imposed. Based on current assumptions, it is anticipated that no executive officer will be entitled to an Excise Tax gross-up payment.

Golden Parachute Compensation

“Single Trigger” Payments and Benefits Triggered Upon Consummation of Merger

The following table shows the payments that each executive officer will receive in connection with the closing of the Transactions. As summarized above, the executive officers are entitled (i) to a lump sum transaction bonus and a guaranteed bonus equal to 60% of their 2011 annual target bonus pursuant to their new employment agreements, (ii) to earn the remaining 40% of their 2011 annual target bonus should the Company’s full-year 2011 operating income performance achieve targeted levels, and (iii) to full acceleration and conversion of their outstanding options into the right to receive a cash payment equal to the excess of the Offer Price over the applicable exercise price per share subject to their options, pursuant to the Merger Agreement.

Name	Cash ($)(1)	Equity ($)(2)	Total ($)
Dennis Capovilla	252,000	414,269	666,269
Mallorie Burak	119,100	197,700	316,800
Michael Vargas	34,650	185,963	220,613

(1)	Includes (a) a transaction bonus in an amount as follows: Mr. Capovilla – $150,000; Ms. Burak – $75,000; and Mr. Vargas – $0; and (b) a guaranteed bonus in an amount equal to 60% of each executive officer’s 2011 annual target bonus as follows: Mr. Capovilla – $102,000; Ms. Burak – $44,100; and Mr. Vargas – $34,650. This amount does not include the additional 40% of the 2011 annual target bonus that may be paid should the Company’s full-year 2011 operating income performance achieve targeted levels as follows: Mr. Capovilla – $68,000; Ms. Burak – $29,400; and Mr. Vargas – $23,100.
(2)	Represents an amount equal to the value of full vesting and cash-out of unvested options held by the executive officer as of the closing date of the Merger, assuming that the Merger was completed on November 15, 2011.

“Double Trigger” Payments and Benefits Triggered Upon Consummation of Merger

The following table shows the total combined payments and benefits that each executive officer will receive in connection with the closing of the Transactions should each executive officer’s employment be terminated by the Company without cause immediately thereafter. In such an event, in addition to the payments described in the subsection above entitled “‘Single Trigger’ Payments and Benefits Triggered Upon Consummation of Merger”, the executive officers are entitled to receive their lump sum cash retention payment immediately, a gross-up tax payment on all federal and state income and employment taxes incurred with respect to the lump sum cash retention payment, and monthly premiums for health and welfare benefits under COBRA.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)(4)	Total ($)
Dennis Capovilla	762,000	414,269	52,104	387,019	1,615,392
Mallorie Burak	329,100	197,700	28,924	155,186	710,910
Michael Vargas	199,650	185,963	32,974	121,932	540,519

(1)

Includes (a) a transaction bonus in an amount as follows: Mr. Capovilla – $150,000; Ms. Burak – $75,000; and Mr. Vargas – $0; (b) a guaranteed bonus in an amount equal to 60% of each executive officer’s 2011 annual target bonus as follows: Mr. Capovilla – $102,000; Ms. Burak – $44,100; and Mr. Vargas – $34,650; and (c) a lump sum cash retention payment as follows: Mr. Capovilla – $510,000; Ms. Burak – $210,000; and Mr. Vargas – $165,000. This amount does not include the additional 40% of 2011 annual target bonus that may be paid should the Company’s full-year 2011 operating income performance achieve targeted levels as follows: Mr. Capovilla – $68,000; Ms. Burak – $29,400; and Mr. Vargas – $23,100.

(2)	Represents an amount equal to the value of full vesting of unvested options held by the executive officer as of the closing date of the Merger, assuming that the Merger was completed on November 15, 2011.
(3)	Includes monthly premiums for health and welfare benefits under COBRA for a period after termination of employment as follows: Mr. Capovilla – 18 months; Ms. Burak – 12 months; and Mr. Vargas – 12 months. The aggregate amounts assume that each executive officer receives payment of his or her COBRA premiums for the full period for which he or she is eligible, and that such premiums increase by 12% each January 1st.
(4)	Includes federal and state income and employment tax gross-up payment on the lump sum cash retention payment, estimated as follows: Mr. Capovilla – $387,019; Ms. Burak – $155,186; and Mr. Vargas – $121,932. For this purpose, it is assumed that Mr. Capovilla has an effective tax rate of 43.145% (federal – 35%, state – 10.3%, and Medicare – 1.45%) and that Ms. Burak and Mr. Vargas have an effective tax rate of 42.495% (federal – 35%, state – 9.3%, and Medicare – 1.45%), each calculated after assuming the full deductibility of state income taxes for federal income tax purposes.

Should the executive officers remain continuously employed by the Company through the first anniversary of the closing of the Transactions, they will be entitled to receive the lump sum cash retention payment and the gross-up tax payment on all federal and state income and employment taxes incurred with respect to the lump sum cash retention payment, in addition to the payments described in the subsection above entitled “‘Single Trigger’ Payments and Benefits Triggered Upon Consummation of Merger”. In such an event, however, they would not be entitled to payment of monthly premiums for health and welfare benefits under COBRA.

Employee Matters

In addition to Parent’s obligation to honor the payment of those payments referenced in the immediately preceding sections, the Merger Agreement provides that Parent will provide or cause to be provided to the employees of the Company and its subsidiaries who are employed by the Company and its subsidiaries as of the Effective Time of the Merger (the “Continuing Employees”), for a period of one year following the Effective Time (or such shorter period of time that any such Continuing Employee remains an employee of the Surviving Corporation), with compensation and benefits (excluding equity based compensation) that are substantially comparable in the aggregate to the compensation and benefits provided by the Company and its subsidiaries to such employees immediately prior to the Effective Time. In addition, except as already discussed with respect to the executive officers above, employees that participate in the Company’s 2011 annual cash bonus program are entitled to a guaranteed bonus payment in the amount 60% of the participants target-level bonus and a potential bonus in the amount of 40% of target-level bonus. Participants will be eligible for the potential bonus to the extent employed through the date of payment of such bonus. The potential bonus pay-out may range, based upon actual full-year operating income results, from 40% to 150% of a participant’s target amount. Participants will be eligible for the guaranteed bonus to the extent employed through the 90-day period following the closing date of the Merger (or terminated without “cause” between the closing date of the Merger and the end of such 90-day period).

Other than Parent’s obligation to cause the Surviving Corporation to timely perform the obligations of the Company with respect to the terms of employment agreements with the executive officers and certain key executives of the Company and the payment of certain bonus amounts to participants under the 2011 Bonus Plan (as defined in the Merger Agreement), neither Parent nor the Surviving Corporation has any obligation to continue any specific plans or to continue the employment of any specific person after the Effective Time.

Director and Officer Indemnification and Insurance

Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise, provided that such indemnity may include only expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the corporation’s best interests, except that no such indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition may be paid by the corporation upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. The Company’s certificate of incorporation and by-laws provide for the indemnification of the Company’s directors and officers to the fullest extent permitted under the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

The Company’s certificate of incorporation provides for such limitation of liability to the fullest extent permitted by the DGCL. In addition, to complement the indemnification protection afforded under applicable law, the Company’s certificate of incorporation and by-laws and any policies of insurance which may be maintained by the Company, the Company has entered into separate indemnification agreements with certain of its directors and officers, which provide for the indemnification of the directors and officers party thereto under certain circumstances.

The Merger Agreement requires the Parent to honor all existing rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Board Appointment Date (as defined below), and rights to advancement of expenses relating thereto, in favor of all current and former directors and officers of the Company and its subsidiaries.

In addition, on the terms and subject to the conditions in the Merger Agreement, upon the initial acceptance for payment by Purchaser of Shares in the Offer (the “Acceptance Time”) through the sixth (6th) anniversary of the date on which the majority of the Company’s directors are designees of Parent that have been effectively elected or appointed to the Company Board (the “Board Appointment Date”), the Parent will maintain or will cause the Surviving Corporation to maintain in effect the Company’s current directors’ and officers’ liability insurance policy for acts or omissions occurring at or prior to the Board Appointment Date, covering each person who is covered by such policies on the date of the Merger Agreement with respect to such coverage and amounts no less favorable in the aggregate to those of such policies in effect on the date of the Merger Agreement, provided that Parent is not required to spend more than $192,768 (which amount equals 250% of the premium paid by the Company in the year prior to the date of the Merger Agreement) in any one year on premiums for such policy. The Parent or the Surviving Corporation may substitute (i) insurance policies of any reputable insurance company or (ii) satisfy its obligation by causing the Company to obtain a prepaid (or “tail”) directors’ and officers’ liability insurance policy, in each case, the material terms of which including coverage and amount, are no less favorable in the aggregate to such directors and officers than the insurance coverage otherwise required under the Merger Agreement.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a) Recommendation

At a meeting of the Company Board held on October 6, 2011, the Company Board unanimously (i) determined that it is fair and advisable for Parent to acquire the Company on the terms and subject to the conditions set forth in the Merger Agreement, (ii) approved and declared advisable the Merger, (iii) authorized, adopted and approved the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement by the Company and the consummation of the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, and (iv) recommended that the holders of Shares accept the Offer, tender their Shares into the Offer and, to the extent required by applicable law, approve the Merger and adopt the Merger Agreement.

Accordingly, and for other reasons described in more detail in the section titled “Reasons for the Recommendation of the Company Board” below, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares in the Offer and, if required, adopt the Merger Agreement and approve the Merger.

A copy of the letter to the Company’s stockholders communicating the Company Board’s recommendation is filed as Exhibit (a)(1)(E) to this Schedule 14D-9 and is incorporated herein by reference.

(b) Background of the Offer

The following chronology summarizes the material contacts between the Company and Parent and their respective representatives that led to the entry into the Merger Agreement by Parent and the Company.

As part of their ongoing evaluation and management of the Company’s business, the Company Board and members of Company senior management have regularly reviewed and assessed the Company’s operations, competitive position and strategic alternatives that may be available to the Company, with the goal of enhancing stockholder value. In addition, as part of their ongoing evaluation and management of Parent’s business, the board of directors of Parent and members of Parent’s senior management have regularly reviewed and assessed Parent’s operations, competitive position and strategic alternatives that may be available to Parent, including potential acquisitions, with the goal of enhancing stockholder value.

Parent and the Company have been generally familiar with each other and the other company’s business activities for some time. In particular, Parent and its subsidiaries have been regular customers of the Company for several years and the Company and Parent’s subsidiary are party to the Distribution Agreement. See “Arrangements with Parent, Purchaser and their Affiliates” in Item 3 above. In addition, personnel from the companies have, from time to time, had contact in business settings related to their commercial relationship and other related matters.

In August 2009, representatives of Parent contacted a representative of various Needham Capital Partners entities (collectively, “Needham Capital Partners”), which in the aggregate hold a significant number of Shares and shares of Preferred Stock, and expressed interest in pursuing an acquisition of the Company. The Needham Capital Partners representative conveyed the content of these conversations to members of Company management, who reported the content of the conversation to certain members of the Company Board. Parent did not make an acquisition proposal at this time, however, over the course of the next several months, the parties discussed entering into a confidentiality agreement in order to exchange nonpublic information regarding the Company’s business.

On November 2, 2009, Parent and the Company entered into the Disclosure Agreement pursuant to which they could exchange nonpublic information in connection with, among other matters, the evaluation of the potential acquisition of the Company by Parent.

In early November 2009, representatives of Parent, including Nadim Z. Qureshi, then the Vice President, Corporate Strategy and Development of Parent, met in Chicago, Illinois with representatives of the Company, including Dennis Capovilla, President and Chief Executive Officer of the Company, to discuss a potential strategic transaction, as well as certain operational matters.

On or about November 17, 2009, Mr. Qureshi sent Mr. Capovilla a request list for materials Parent would like to review to assist it in evaluating the Company. Representatives of Parent and representatives of the Company discussed this list thereafter.

On December 2, 2009, Mr. Qureshi spoke with Mr. Capovilla to discuss the materials the Company would be prepared to share with Parent in response to its request. During this call, Mr. Capovilla agreed to provide certain limited information about the Company to Parent at this stage. They also discussed possible synergies that could be realized from the possible transaction as a means by which Parent could provide additional value to the Company’s stockholders. Beginning in late December, the Company provided information to Parent in response to Parent’s request, which Parent considered over the course of the next several weeks. Based on these materials, the parties determined to set up a management presentation to discuss the information provided in further detail and give the Company the opportunity to answer questions and provide updates to the information.

On February 19, 2010, members of Company management met with members of Parent’s management team and a representative of Moelis & Company LLC, financial advisor to Parent (“Moelis”), in Palo Alto, California to review the information previously provided and to discuss additional information about the Company in connection with Parent’s consideration of a potential transaction with the Company. Following this meeting, members of Company management sent a memorandum to the Company Board, informing them of the status of discussions with Parent.

On March 5, 2010, Parent sent a letter to the Company expressing its interest in acquiring the Company for a total enterprise value of between $55 million and $65 million. The proposal was subject to customary conditions, including the negotiation and execution of definitive documentation, completion of a due diligence review of the Company by Parent, approval of the transaction by the respective boards of directors of the Company and Parent, and receipt of any necessary consents and regulatory and/or governmental approvals. The proposal was expressly not subject to Parent’s receipt of third party financing to complete the transaction. In the proposal letter, Parent requested that the Company would agree to negotiate exclusively with Parent for a period until April 30, 2010.

Following the delivery of Parent’s proposal letter on March 5, 2010, representatives of Parent and representatives of the Company engaged in a series of discussions related to the proposal. Mr. Capovilla contacted Mr. Qureshi on March 12, 2010 indicating that, based on initial feedback from certain members of the Company Board and stockholders of the Company, Parent’s proposed valuation of the Company was low and would not be appealing to the Company’s stockholders. Mr. Capovilla further indicated that certain members of the Company Board and stockholders of the Company believed that the Company’s current trading price undervalued the Company and that the Company would be best able to increase its valuation and create stockholder value by continuing to operate as an independent company. Mr. Capovilla indicated that the Company did not intend to send Parent additional data at that time.

On March 17, 2010, in response to the feedback from representatives of the Company, Parent sent a letter to the Company expressing its interest in acquiring the Company. In the letter, Parent increased its initial proposed purchase price to a total enterprise value of between $65 million and $75 million. The proposal was subject to customary conditions, including the negotiation and execution of definitive documentation, completion of a due diligence review of the Company by Parent, approval of the transaction by the respective boards of directors of the Company and Parent, and receipt of any necessary consents and regulatory and/or governmental approvals. In the proposal letter, Parent requested that the Company would agree to negotiate exclusively with Parent for a period until May 15, 2010.

On March 24, 2010, the Company Board reviewed and discussed Parent’s proposal of March 17, 2010 and determined that the price was not sufficiently compelling to merit further discussion at that time.

On March 26, 2010, Mr. Capovilla contacted Mr. Qureshi and a representative of Moelis to discuss the Company Board’s reaction to Parent’s most recent proposal. Mr. Capovilla expressed the Company’s appreciation for Parent’s interest in pursuing a transaction with the Company, but he explained that the Company Board was not interested in pursuing a transaction with Parent at that time based on Parent’s proposed purchase price. The Company Board believed that it was possible to increase the Company’s valuation and maximize stockholder value by remaining an independent public company and pursuing alternative growth strategies.

During the next several weeks, representatives of the Company and representatives of Moelis held various discussions regarding one of the Company’s business units and related transactions that the Company believed would enhance the Company’s overall value. Representatives of the Company indicated to the representatives of Moelis that the Company would be focused on concluding these transactions over the next several weeks.

On April 30, 2010, Parent purchased all of the outstanding shares of Novomatrix Pte. Ltd. (“Novomatrix”), which had a performance window films business catering to the premium segment of the automotive aftermarket and architectural applications. Novomatrix had separately been a customer of the Company prior to its acquisition by Parent, which commercial relationship continued following its acquisition.

In early May 2010, representatives of Parent and representatives of the Company discussed the impact of the Novomatrix acquisition on the relationship between the parties.

In June 2010, members of Company management held a number of discussions with representatives of Company A, regarding a potential strategic transaction with the Company. Company A did not make an oral or written offer for the Company and indicated that it was not then in a position to make a significant acquisition. On June 15, 2010, members of Company management met with members of the management team of Company B. The parties discussed possible strategic alternatives. Following this meeting, representatives of Company B contacted members of Company management and orally indicated an interest in acquiring the Company at a valuation of approximately $55 million. No written indication of interest was provided. On June 22, 2010 and again on June 28, 2010, members of Company management engaged in telephone conversations with representatives of Company B. During the course of these conversations, representatives of Company management provided additional information in response to requests from Company B. Following these discussions, the oral offer price remained unchanged, Company B did not provide a written indication of interest and discussions did not proceed further. Also in June 2010, representatives of the Company met with representatives of Company C to discuss strategic alternatives. Neither the Company nor Company C pursued discussions further. Company C subsequently indicated that it was not in a position to pursue a transaction at that time.

On September 30, 2010, representatives of Moelis contacted a representative of Needham Capital Partners to discuss developments at the Company. The representative of Needham Capital Partners indicated that the Company had been focused on pursuing and consummating an acquisition of a new subsidiary company. The representative of Needham Capital Partners indicated that if Parent was still interested in pursuing a transaction with the Company, Parent should reach out to the Company in a few weeks to discuss a potential path forward towards an acquisition of the Company by Parent.

During the first week of November 2010, representatives of Parent including D. Michael Donnelly then president and general manager of Parent’s Performance Films division and Mr. Qureshi met with representatives of the Company, including Mr. Capovilla and representatives of Needham & Company (Needham & Company), to discuss a possible extension of their commercial relationship and Parent’s interest in pursuing an acquisition of the Company. The Company indicated that it was interested in discussing an operational or strategic transaction with Parent and that the Company was willing to engage in discussions regarding the commercial relationship between the parties and provide updated information regarding the Company to Parent.

On November 18, 2010, the Company and Parent entered into the Amended Disclosure Agreement pursuant to which they could exchange nonpublic information, including information provided in connection with the evaluation of the potential acquisition of the Company by Parent.

On November 19, 2010, members of the Company’s management team and representatives of Needham & Company met in Chicago, Illinois with representatives of Parent, including Messrs. Donnelly, Qureshi and D. John Srivisal, Vice President, Transaction Execution of Parent, to discuss recent developments at the Company. The parties discussed a potential acquisition of the Company by Parent and the Company provided a limited set of financial information to Parent, subject to the terms of the Amended Disclosure Agreement between the parties. The Company agreed that it would send additional financial data to Parent, and Parent indicated that it would send a revised preliminary valuation proposal based on the additional data provided.

Over the next several weeks following this meeting, the parties held intermittent discussions regarding the terms of their commercial arrangement pursuant to the Distribution Agreement, under which the Company supplies Parent’s subsidiary with finished window film on an exclusive basis. This Distribution Agreement was due to expire, by its terms, on December 31, 2011.

On February 2, 2011, the Company engaged Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP (“Gunderson Dettmer”) as legal counsel to the Company.

The parties exchanged several emails and held various telephonic discussions throughout January of 2011 and February of 2011 regarding a possible acquisition of the Company by Parent. During this period, the representatives of the Company encouraged the representatives of Parent to provide greater specificity on the terms on which Parent would be willing to enter into the proposed transaction.

On March 11, 2011, representatives of Parent contacted representatives of the Company to explain that Parent remained interested in acquiring the Company and to indicate orally that Parent would be willing to acquire the Company for an enterprise value of the Company of $105 million.

On March 14, 2011, members of the Company’s management team again met with representatives of Company A and discussed a possible strategic transaction. Following these discussions, Company A indicated that it was not in a position to make an acquisition offer for the Company at that time.

On March 15, 2011, Parent sent a letter to the Company expressing its interest in acquiring the Company for a total enterprise value of $105 million. The proposal was subject to customary conditions, including the negotiation and execution of definitive documentation, completion of a due diligence review of the Company by

Parent, approval of the transaction by the respective boards of directors of the Company and Parent, and receipt of any necessary consents and regulatory and/or governmental approvals. In the proposal, Parent requested that the Company would agree to negotiate exclusively with Parent for a period until May 15, 2011.

On March 17, 2011, members of Company management met with representatives of Parent to discuss operational matters, including terms of the commercial arrangement between the companies.

On March 23, 2011, the Company Board held a meeting to review the proposed offer from Parent. Representatives of Needham & Company were present at the meeting. In connection with its consideration of the acquisition proposal, the Company Board discussed the Company’s strategic plan, its prospects for growth, the level of capital expenditures needed to achieve target growth, current market conditions, the competitive environment facing the business and other potential strategic alternatives. As part of the meeting, representatives of Needham & Company presented a preliminary financial analysis of the Parent proposal and recommendations for structuring a review process. The Company Board also determined that, in order to more effectively and efficiently direct and oversee the Company’s acquisition process, it would establish a committee comprised of three independent directors: Messrs. Bunday and Berry and Dr. Goodson (the “Company Board Committee”). The Company Board Committee was charged with assisting the Company, its management and representatives in their review and evaluation of strategic transactions and acquisition proposals, including the Parent proposal. The Company Board Committee was authorized to make recommendations to the full Company Board with respect to any such strategic transactions, although the full Company Board reserved the power to approve and authorize any specific transaction. After discussion, the Company Board authorized members of Company management to continue discussions with Parent with regard to the Parent proposal.

The Company Board Committee met telephonically on March 27, 2011 and 28, 2011. At these meetings, the Company Board Committee, along with representatives of Needham & Company, reviewed and discussed the terms of Parent’s proposal, including the offer price.

On March 29, 2011, the Company Board met to discuss the Parent proposal. At this meeting, the Company Board Committee, together with representatives of Needham & Company and Gunderson Dettmer, briefed the Company Board on the status of negotiations. The Company Board instructed representatives of Needham & Company to continue to negotiate the Parent proposal, but to seek a higher price for the Company.

Between March 30, 2011 and April 19, 2011 the Company Board Committee, members of Company management and representatives of Needham & Company held numerous discussions with representatives of Parent and Moelis to discuss the terms of the proposed acquisition, including the acquisition price. In particular, on March 30, 2011, Mr. Bunday and representatives from Needham & Company spoke with Messrs. Srivisal and Qureshi and representatives of Moelis and indicated that the Company Board would be prepared to proceed with a negotiated transaction if Parent’s proposed price was for a total enterprise value of the Company equal to approximately $125 million.

On April 7, 2011, Messrs. Srivisal and Qureshi and representatives of Moelis responded to representatives of the Company and representatives of Needham & Company that they believed that Parent’s most recent proposal reflected a full and fair valuation of the Company and that it was not prepared to increase its proposed purchase price. In addition, Parent indicated that it was prepared to pursue other alternative acquisitions if the Company Board did not wish to pursue further negotiations at Parent’s proposed purchase price. During this call, representatives of the Company inquired whether Parent ascribed any value to a particular business unit of the Company. Parent indicated that its value was for the entire Company and that it had not ascribed specific value to any particular business.

On April 11, 2011, the Company formally engaged Needham & Company as its exclusive financial advisor with respect to a sale or merger of the Company, including the possible acquisition of the Company by Parent.

For additional information on the relationship between the Company and Needham & Company, see “Item 5. Persons/Assets Retained, Employed, Compensated or Used” below.

On April 20, 2011, the Company Board held a special telephonic meeting. Representatives of Needham & Company and representatives of Gunderson Dettmer participated in the meeting. The Company Board discussed the status of negotiations and terms of the proposed offer from Parent. The Company Board instructed Company representatives to continue negotiations of the possible transaction with Parent and to explore the possibility of a spin-off transaction with respect to a business unit of the Company that would be conducted prior to or in connection with any sale of the Company to Parent as a means of getting additional value for the Company’s stockholders.

On April 27, 2011, the Company sent a proposed revision to Parent’s most recent proposal. The Company’s proposed revisions contemplated the previously proposed enterprise value of $105 million but provided for the possible spin-off of a business unit of the Company prior to or in connection with the proposed transaction and indicated that the Company’s transaction costs would not reduce the purchase price, each as a means of getting additional value for the Company’s stockholders. In addition, representatives of the Company indicated that the Company would be willing to only agree to an exclusive negotiation period for 30 days, which would be subject to the exception that the Company Board could take any prohibited action if it determined it was necessary to do so in light of the fiduciary duties of the Company Board.

Between April 28, 2011 and May 17, 2011, the parties continued to discuss the proposed acquisition, without reaching agreement on acquisition terms or the extension of the term of the Distribution Agreement, as had been requested by Parent.

On May 11, 2011, the Company Board held a regularly scheduled, in person meeting. Representatives of Needham & Company attended this meeting. The Company Board received an update from members of Company management and representatives of Needham & Company on the status of the negotiations with Parent.

On May 18, 2011, Parent sent a letter to the Company formally withdrawing its acquisition proposal due to the inability of the parties to reach a mutually satisfactory understanding on the terms of the acquisition or a long-term extension to the Distribution Agreement despite a lengthy effort to do so. In its letter, Parent indicated that it would prefer to focus the parties’ attention on an extension to the Distribution Agreement.

On May 20, 2011, the Company sent a letter to Parent thanking them for their interest in acquiring the Company and informing them that the Company would be pleased to continue its commercial relationship with Parent but not on an exclusive basis.

On June 1, 2011, Parent communicated its renewed interest in an acquisition of the Company and submitted a preliminary letter of intent, indicating an enterprise value of $105 million and on the other terms it had previously proposed. However, it indicated that it was willing to agree to a 45 day exclusivity period.

On June 7, 2011, the Company Board held a special telephonic meeting. Representatives of Gunderson Dettmer and representatives of Needham & Company also participated in this meeting. The Company Board discussed the terms of Parent’s June 1, 2011 acquisition proposal. After such discussion, the Company Board requested clarification of certain terms contained in the proposal. The Company Board also discussed the spin-off of a business unit of the Company prior to or in connection with a proposed transaction with Parent as a means to enhance stockholder value. At the conclusion of the meeting, the Company Board requested that representatives of Company management contact representatives of Parent to seek clarification of certain of the terms of Parent’s proposal and further explore with Parent the possibility of spinning out certain business units of the Company in order to enhance stockholder value.

Between June 9 and June 21, 2011, representatives of the Company met with representatives of two venture capital firms and with Company C to discuss a potential spin-off transaction involving a business unit of the Company. After initial discussions with these parties, the Company, with input from certain members of the Company Board, determined that little value could be ascribed to the business unit and that a spin-off transaction was not feasible, given the complexity of execution and time needed to complete such a transaction prior to or in connection with the acquisition transaction contemplated by Parent.

On June 13, 2011, Mr. Capovilla and Dr. Goodson met with representatives of Parent, including James M. Sullivan Executive Vice President and Chief Financial Officer of Parent and Messrs. Donnelly and Qureshi, in St. Louis, Missouri to discuss terms of Parent’s proposal. Following this meeting, the parties engaged in a further discussion to refine the terms of the proposal.

One of the points of discussion was the characterization of the offer price. The Company requested that the offer price be expressed in terms of equity (as opposed to enterprise) value. Under this formulation, the offer price would not be subject to change as the result of fluctuations in the Company’s cash position following the offer date. The Company’s equity value as of September 30, 2010 was $115.7 million, assuming an enterprise value at such date of $105 million; the Company’s cash position, as of the projected closing date of the transaction, was expected to be below the position on September 30, 2010, due to capital expenditures expected to be made by the Company.

On June 17, 2011, Parent submitted a non-binding letter of intent for a proposed acquisition of the Company which indicated a fixed aggregate equity value for the Company as a whole of $115.7 million (implying in exercise value of approximately $108.4 million, based on the cash and debt balances of the Company as of that date). The equity value was calculated assuming that Parent would bear transaction related costs and expenses incurred by the Company up to a cap of $1.5 million. The June 17 letter of intent included a six month standstill obligation with respect to the Company’s shares and also provided for an exclusive negotiation period that would commence upon signing of the letter of intent and continue for a period of at least 45 days, subject to additional extensions of one business day each in the event that the parties remained in negotiations as of the relevant expiration date.

Between June 17, 2011 and June 26, 2011, representatives of the Company and Parent engaged in discussions of the proposed acquisition, including discussion of the acquisition price. During this period, representatives of Gunderson Dettmer discussed proposed changes to the terms of the standstill and exclusivity provisions of the proposed letter of intent with representatives of Kirkland & Ellis LLP, legal counsel to Parent (“Kirkland”).

On June 22, 2011, the Company Board held a special telephonic meeting at which they reviewed the recent discussions with Parent and the proposed non-binding letter of intent, particularly the contemplated exclusivity period. Representatives of Needham & Company were present at this meeting. In considering the decision to enter into the non-binding letter of intent, the Company Board discussed factors such as (i) the Company Board’s and Company management’s knowledge of the high performance films industry and the competition within the industry, (ii) the level of capital expenditure required to achieve the Company’s growth targets, (iii) the Company’s commercial relationship with Parent, and (iv) the preliminary financial analysis previously presented to the Company Board by Needham & Company. Based on the foregoing, the Company Board determined that Parent had submitted an attractive offer and that the Company should pursue the proposal further, subject to negotiation of an appropriate exclusivity term.

The Company Board then discussed the exclusivity term contained in the most recent proposal from Parent: a 45-day period subject to unlimited extension. Representatives of Needham & Company reported that the Company Board’s request to include a “go-shop” provision in the proposed letter of intent had been rejected by Parent. In considering whether or not to enter into exclusivity, the Company Board discussed what, if any, additional market check efforts would be advisable under the circumstances. In connection with this decision, the Company Board discussed the likelihood of other credible potential buyers emerging. The Company Board also discussed the risk that conducting a market check at this point in negotiations, which the Company Board believed had been proceeding in good faith by both parties, could cause Parent to terminate, or to slow considerably, the pending discussions and potentially impair the Company’s commercial arrangements with Parent. After further discussion and based on the factors discussed at the meeting, the Company Board decided that the risk of Parent terminating negotiations, and the potential harm to the Company’s commercial arrangement with Parent, as a result of the Company or its advisors contacting and engaging in discussions with potentially interested third parties outweighed the likelihood that initiating a further affirmative market check by soliciting acquisition offers would be reasonably likely to result in a superior offer. The Company Board also noted that, if the Company entered into and publicly announced a definitive agreement to be acquired by Parent, the Company board expected that the agreement would include customary provision to permit the Company to receive, and in certain cases, accept, alternative acquisition proposals. Accordingly, the Company Board directed Company management to continue negotiations with Parent with respect to the current proposal, but to modify the proposed exclusivity period.

On June 26, 2011, Parent delivered to the Company a revised draft of the letter of intent, which confirmed the price offered in the June 17 letter of intent, increased the standstill period to one year from the date of signing and limited the exclusivity period to a maximum of 60 days from the date of signing.

On June 27, 2011, the Company Board Committee held a telephonic meeting at which it received an update from representatives of Needham & Company and members of Company management on the status of negotiations. In particular, it reviewed the proposed terms outlined in the revised Parent proposal. Following these discussions, the Company Board Committee authorized Company management to execute the proposed letter of intent.

On June 28, 2011, Parent and the Company executed the letter of intent, which had binding standstill and exclusivity provisions and the other non-binding terms regarding the purchase price of the proposed acquisition of the Company by Parent.

Beginning on or about June 30, 2011 and continuing until just prior to the execution of the Merger Agreement on October 6, 2011, the Company and its representatives and Parent and its representatives held several in-person and telephonic conferences to discuss due diligence matters and the Company established a virtual data room to disseminate documentation responsive to Parent’s due diligence requests. As part of the due diligence process, the parties held a series of meetings and site visits. Between July 20, 2011 and August 2, 2011, representatives of Parent also conducted on-site due diligence at several of the Company’s facilities, including those in Sun Prairie, Wisconsin, Chicago, Illinois, Palo Alto, California and Dresden, Germany. In addition, on July 28, 2011, several members of Company management gave a presentation to representatives of Parent and its representatives in St. Louis, Missouri regarding the Company’s businesses.

In mid-August 2011, the parties discussed the status of Parent’s due diligence review of the Company and the preparation of definitive documentation for the transaction. Parent made a request to extend the exclusivity period during which the parties could complete these items. Representatives of Company management discussed this request with representatives of Needham & Company, representatives of Gunderson Dettmer and members of the Company Board Committee. The Company Board Committee supported a reasonable extension of the exclusivity period, provided that Parent provide a more firm timetable for execution of the transaction.

On August 16, 2011, the Company and Parent executed an amendment to the letter of intent to extend the exclusivity period through September 15, 2011 as long as Parent delivered to the Company or its counsel a draft of the Merger Agreement for to the proposed transaction by August 26, 2011.

On August 24, 2011, representatives of Kirkland, on behalf of Parent, delivered to Gunderson Dettmer a draft Merger Agreement for the proposed transaction. As had been requested by the Company during prior discussions, the draft Merger Agreement contemplated that Parent would commence a tender offer for the Shares and, if the tender offer was successful, would complete a second step merger after the completion of the tender offer. The draft Merger Agreement included a customary restriction on the right of the Company to solicit alternative acquisition proposals but preserved the right of the Company Board to change its recommendation, but only after the Company’s stockholders had thereafter failed to tender their shares into the offer at the level of the Minimum Condition and after the Company had paid Parent a termination fee equal to 4% of the equity value of the transaction. In addition, the draft Merger Agreement contemplated that both Dolphin and funds affiliated with Needham Capital Partners would enter into tender and support agreements pursuant to which they would convert their shares of Preferred Stock prior to the initial expiration date of the offer, would agree to vote against any other alternative transaction for 18 months following the termination of the Merger Agreement (or vote 35% of the Shares following a change of recommendation by the Company Board), would agree to pay to Parent 100% of any profit they received on their Shares for 18 months following the termination of the Merger Agreement and would indemnify Parent for the amount of any transaction expenses of the Company in excess of $1.5 million.

On each of August 30, 2011, September 9, 2011, and September 16, 2011, the Company Board Committee held a telephonic meeting to review the terms of the proposed Merger Agreement. Representatives of Gunderson Dettmer and representatives of Needham & Company also participated in these meetings. The Company Board Committee provided guidance to such advisors with respect to the negotiation of certain key points of the Merger Agreement, principally in the area of deal protection and conditions to closing of the proposed tender offer and merger.

On September 1, 2011, representatives of Gunderson Dettmer, on behalf of the Company, delivered to Kirkland a revised draft Merger Agreement for the proposed transaction. The revisions proposed by the Company reduced the termination fee to 3% of the equity value of the transaction, provided to the Company Board the right to change its recommendation without requiring that the tender offer had not been accepted by the Company’s stockholders, provided to the Company Board the right to change its recommendation in favor of the transaction without any alternative acquisition proposal having been made, limited the scope of the events deemed to constitute a Company Material Adverse Effect (as defined in the Merger Agreement) and eliminated several of the conditions to the completion of the offer, among other changes.

Between September 1, 2011 and October 6, 2011 and continuing until just prior to the execution of the Merger Agreement on October 6, 2011, the Company and its representatives and Parent and its representatives negotiated the terms of the proposed Merger Agreement and the related agreements and exchanged several drafts of the Merger Agreement and related agreements. In particular, they negotiated the provisions relating to the solicitation of alternative acquisition proposals, the definition of a Company Material Adverse Effect, the amount of the termination fee, conditions to closing the Offer and the Merger, and the terms of the proposed Tender and Support Agreements.

On September 14, 2011, the Company formally engaged Seven Hills Partners LLC (“Seven Hills”), to review the terms of the proposed offer for purposes of rendering a fairness opinion to the Company Board. Seven Hills was engaged to render a fairness opinion to the Company Board due to Needham & Company’s potential conflict of interest arising out of the significant shareholdings of certain of its affiliated entities.

In mid-September 2011, the parties discussed the status of Parent’s due diligence review of the Company and the preparation of definitive documentation for the transaction. Parent made a request to extend the exclusivity period during which the parties could complete these items. In connection with this discussion, Parent insisted on getting feedback from Dolphin and funds affiliated with Needham Capital Partners on its proposed terms of the Tender and Support Agreements and to have further discussions regarding the terms of an extension to the Distribution Agreement. Members of Company management and representatives of Needham & Company discussed the proposed exclusivity extension with members of the Company Board and the Company Board Committee. The Company Board supported the extension, provided that the extension was conditioned on establishment of a firm timetable for completion of the transaction.

On September 16, 2011, a member of the Company Board received an unsolicited indication of interest in a possible strategic transaction. Due to several factors, including (i) the Company’s exclusivity arrangement with Parent, (ii) the significant progress to date with respect to the Parent transaction and the time required for the other party to launch a credible acquisition process, (iii) the fact that the potential acquirer did not have a track record of significant acquisitions, and (iv) the price offered by Parent with respect to the proposed acquisition, this indication of interest was not pursued by the Company.

On September 19, 2011 and September 20, 2011, Messrs. Donnelly and Capovilla discussed methods by which the supply of products under the Distribution Agreement between the Company and Parent’s subsidiary could continue despite the expiration of the agreement on December 31, 2011. Following discussion amongst members of the Company management team, and consultation with the Company Board Committee, the Company agreed that Parent could deliver a purchase order for up to six months of additional supply on the same price and volume terms as existed prior to the expiration of the existing contract, which would come into effect in certain circumstances if the Merger Agreement were terminated. However, the Company would in no case provide this supply on an exclusive basis.

On September 20, 2011, the Company and Parent executed an amendment to the letter of intent to extend the exclusivity period through October 3, 2011 as long as Parent continued to meet certain interim deadlines for the delivery of certain documents for the transaction.

Also on September 20, 2011, representatives of Gunderson Dettmer provided preliminary feedback on behalf of Dolphin and funds affiliated with Needham Capital Partners on Parent’s proposed terms of the Tender and Support Agreements. Among other provisions, the stockholders had objected to the post-termination survival of the voting requirements and profit sharing provisions of the agreement.

On September 23, 2011, representatives of Parent, including Mr. Srivisal, and representatives of the Company, including Mr. Capovilla and Ms. Burak, Vice-President, Treasurer and Corporate Controller of the Company, along with their respective legal advisors and representatives of Moelis and representatives of Needham & Company, met in person in Redwood City, California to discuss terms of the Merger Agreement, the terms on which Parent would be assured of a short-term supply of products on a non-exclusive basis (which ultimately resulted in the purchase order, described in “Arrangements with Parent, Purchaser and their Affiliates” in Item 3 above) and the terms of the Tender and Support Agreements. In connection with this discussion, the parties decided that it was more practicable to make estimates of the Company’s transaction fees and reduce the stated purchase price in the letter of intent executed on June 28, 2011 by the amount by which these estimates exceeded the $1.5 million cap contemplated by the letter of intent. Respective legal counsel to each of the parties held a follow up meeting on September 27, 2011 to discuss terms in New York City.

Also on September 23, 2011, representatives of Kirkland, on behalf of Parent, delivered to Gunderson Dettmer a draft of the form of the Tender and Support Agreements for the proposed transaction.

On September 30, 2011, the board of directors of Parent held a telephonic meeting to consider the proposed acquisition of the Company by Parent. Representatives of each of Moelis and Kirkland were present. The board of directors of Parent engaged in a discussion of the proposed terms and asked questions of Parent’s advisors. After discussion, the board of directors of Parent unanimously approved and declared advisable the Merger Agreement and related ancillary documents, subject to obtaining final approval of the final terms of the agreements, which was obtained on October 6, 2011 prior to the execution of the Merger Agreement and the related ancillary documents.

On October 1, 2011, at the request of the stockholders of the Company who were to be a party to the Tender and Support Agreements, Gunderson Dettmer sent a revised draft of the form of the Tender and Support Agreement and a revised draft of the Merger Agreement. The revised draft of the Merger Agreement significantly limited the conditions to the completion of the Offer and proposed revised sharing percentages for the post-termination survival of the stockholders’ profit on sales of their shares in alternative transactions.

On October 2, 2011 and October 3, 2011, Parent proposed revisions to the definitive agreements to finalize the terms. In particular, Parent agreed to a 3.5% termination fee, reduced deal conditions related to breaches of the representations and warranties, additional limitations to the definition of a Company Material Adverse Effect and a reduced sharing percentage for the Tender and Support Agreements. Representatives of Moelis and Kirkland discussed with representatives of Needham & Company and Gunderson Dettmer that Parent expected that these proposals would be acceptable and that further revision to these terms could result in a possible reduction in the price Parent would be prepared to pay for the Company.

Also on October 2, 2011, representatives of Gunderson Dettmer sent to representatives of Parent proposed amendments to the employment agreement for certain executives of the Company that could be signed by the executives to clarify the terms of their employment with the Company. The compensation committee of the Company Board had determined that it was advisable and in the best interests of the Company to provide greater certainty on the employment terms of the executives. Over the course of the next several days, the parties discussed the terms of these agreements.

On October 3, 2011, the Company Board held a telephonic meeting. Representatives of Needham & Company and representatives of Gunderson Dettmer were present for the meeting. The Company Board discussed the status of the transaction and received an update from representatives of Needham & Company and representatives of Gunderson Dettmer on remaining open issues. The Company Board also discussed Parent’s proposed extension of the exclusivity period and, noting the progress made towards a final definitive agreement and continuation of good faith negotiations by the parties, supported an extension of the exclusivity period through October 7, 2011.

On October 3, 2011, in response to a request from Parent, the Company and Parent executed an amendment to the letter of intent to extend the exclusivity period through October 7, 2011.

From October 4, 2011 through October 6, 2011, representatives of the stockholders to be party to the Tender and Support Agreements, Mr. Srivisal and representatives of Kirkland discussed revisions to the form of Tender and Support Agreements. In particular, they finalized the sharing percentages of the stockholders and the terms of the transfer restrictions applicable to the stockholders. In addition, Parent agreed to eliminate any post-termination survival of the voting restrictions in the agreement.

On October 5, 2011, the Company received (1) an unsolicited indication of interest in a possible transaction from an investment partnership and (2) an unsolicited indication of interest in a potential strategic relationship from a non-US corporation. The Company also received a report from an investment bank that certain of the bank’s contacts were interested in exploring potential strategic transactions with the Company. After consultation with representatives of Needham & Company and consideration of several factors, including (i) the Company’s exclusivity arrangement with Parent, (ii) the significant progress to date with respect to the Parent transaction and the time required for the other parties to launch a credible acquisition process, (iii) uncertainty about the credibility of the third parties, and (iv) the price offered by Parent with respect to the proposed acquisition, these indications of interest were not pursued by the Company.

On October 6, 2011, representatives of Parent and representatives of the Company reached final agreement on an estimate of the Company’s transaction expenses to be used for purposes of calculating the price per Share. Based on the agreed upon estimated expenses, the parties reduced the total enterprise value of the transaction to take into account the expenses to be an amount equal to $113 million, which corresponded to a per Share price of $13.60. In addition, on October 6, 2011, Messrs. Donnelly and Capovilla finalized the terms of the purchase order.

On the evening of October 6, 2011, the Company Board held a special telephonic meeting. Representatives of Needham & Company and representatives of Gunderson Dettmer participated in the meeting, from the outset. The Company Board Committee and representatives of Gunderson Dettmer provided an update to the Company

Board regarding the status of negotiations with Parent to date. Representatives of Gunderson Dettmer provided an overview of the directors’ fiduciary duties and summarized certain key terms of the proposed Merger Agreement, including purchase price, timing of the Offer, deal protections, non-solicitation restrictions (including exceptions that would permit the Company to entertain and accept unsolicited superior offers), Parent’s matching rights in the event of a competing bid, termination clauses and termination fee, conditions to closing the Offer and the Merger, required regulatory approvals and terms of the proposed Tender and Support Agreements. The Company Board engaged in a discussion of the proposed terms and asked questions of representatives of Gunderson Dettmer and representatives of Needham & Company. Representatives of Needham & Company, together with members of the Company Board Committee and Company management, reviewed the background of the proposed transaction and sequence of events leading to the proposed Merger Agreement. Representatives of Needham & Company also presented a market update and financial analysis of the transaction, including recent transactions in the Company’s industry. Representatives of Seven Hills then joined the special telephonic meeting. Representatives of Seven Hills presented its financial analysis of the proposed offer and delivered an oral opinion (later confirmed in writing) that, as of October 6, 2011 and based on certain assumptions matters considered and limitations described in its written opinion, the $13.60 per Share cash consideration to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. Following its presentation, the Seven Hills representatives left the meeting.

After further discussion of the Company’s alternatives and the terms of the proposed transaction with Parent, the Company Board unanimously (i) determined that it is fair and advisable for Parent to acquire the Company on the terms and subject to the conditions set forth in the Merger Agreement, (ii) approved and declared advisable the Merger, (iii) adopted the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement by the Company and the consummation of the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, and (iv) recommended that the stockholders accept the Offer, tender their Shares in the Offer and, to the extent required by applicable law, approve the Merger and adopt the Merger Agreement.

Following the Company Board meeting, the parties finalized the definitive documentation for the transaction. As part of the discussion of these documents, the parties finalized a form of amendment to the employment agreement for certain executives of the Company that could be signed by the executives to clarify the terms of their employment with the Company.

Later on the evening of October 6, 2011, the Merger Agreement and the Tender and Support Agreements were executed by the respective parties and Parent delivered the purchase order to the Company on the previously discussed terms.

On the morning of October 7, 2011, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement.

On October 25, 2011, Purchaser commenced the Offer.

(c) Reasons for the Recommendation of the Company Board

In evaluating and approving the Merger Agreement and the Transactions, including the Offer and the Merger, and recommending that the Company’s stockholders accept the Offer, tender their Shares in the Offer and, if necessary, approve the Merger, the Company Board consulted with members of management, its legal advisors and representatives of Needham & Company and considered numerous factors, including those listed below. Based on its consultations, considerations and analyses, the Company Board unanimously determined that entering into the Merger Agreement was fair to and in the best interests of the Company and its stockholders.

The Company Board considered a number of factors, including the following, in reaching the foregoing recommendations:

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Offer Price; Historical Trading Prices. With assistance from Needham & Company, the Company Board reviewed the historical trading volume, historical market prices, volatility, trading information and future outlook for the Shares, including the fact that the Offer Price represented a 43.2% premium over the $9.50 closing price on October 5, 2011, the last full trading day prior to the date that the Merger Agreement was approved.

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Cash Tender Offer; Certainty of Value. The Company Board considered that the Offer Price will be paid in cash for all outstanding Shares to be followed by the Merger in which all of the outstanding Shares (other than Shares held in treasury or owned by Parent, Purchaser or the Company or any subsidiary of any of the foregoing or Shares held by stockholders who are entitled to and validly exercise appraisal rights) would be converted into the right to receive cash in the same amount as the Offer Price, thereby providing certainty, immediate value and liquidity to the Company’s stockholders and allowing stockholders to obtain, at the earliest time possible, the benefits of the transaction in exchange for their Shares. Furthermore, the Company Board considered the availability of statutory appraisal rights to the Company’s stockholders who do not tender their shares in the Offer and otherwise comply with all required procedures under the DGCL.

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Financial Condition and Prospects of the Company. The Company Board considered the Company’s business, operations, properties, assets, financial condition, strategy, industry, economic and market conditions as well as the Company’s financial plan and prospects if it were to remain an independent company. The Company Board also considered the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plan. These risks and uncertainties included risks relating to the Company’s ability to compete with other participants in the industry, consolidation in the Company’s supply chain, the level of capital expenditures required to achieve target growth, volatility in global markets and other risks and uncertainties discussed in the Company’s filings with the SEC.

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Industry Consolidation and Strategic Alternatives. The Company Board considered trends in the industry in which the Company operates, including the increased amount of consolidation that had occurred recently, and the strategic alternatives available to the Company, including remaining an independent public company, acquisitions or mergers with other companies in the industry, leveraged recapitalizations and leveraged buyouts by financial sponsors or private equity firms, as well as the risks associated with such alternatives or continuing to remain an independent public company. The Company Board also considered the fact that revenue derived from Parent and its affiliates accounted for nearly 40% of the Company’s revenues in the prior fiscal year was likely at risk and would be exacerbated in light of consolidation in the industry if the Company were to remain a stand-alone company or if Parent were to pursue a strategic transaction with another industry participant. The Company Board also considered the fact that other credible buyers or comparable offers for the Company were not likely to emerge, based on the Company Board’s evaluation of other potential transactions that were presented to the Company and on the Company Board’s familiarity with the high performance film industry, the industry participants and potential buyers within the industry.

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Fairness of the Offer Price; Opinion of Seven Hills. The Company Board considered the financial analyses and opinion of Seven Hills, delivered orally and subsequently confirmed in writing, to the effect that, as of October 6, 2011 and based on and subject to various assumptions, matters considered and limitations described in its written opinion, the $13.60 per Share in cash to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. Additionally, the Company Board believed that, based upon arm’s length negotiations with Parent and Purchaser, the price to be paid by Purchaser is the highest price per share that Purchaser was willing to pay for the Shares.

•

Certainty of Funds. The Company Board considered the fact that Parent’s and Purchaser’s obligations under the Merger Agreement, including their obligation to pay the Offer Price and the Merger Consideration, are not subject to any third party financing conditions.

•

Regulatory Approval. The Company Board considered the likelihood that the Offer and the Merger will receive all necessary domestic and foreign regulatory approvals in a prompt manner given the facts and circumstances of the respective parties businesses and operations.

•

Terms of the Merger Agreement. The Company Board reviewed and considered the terms and conditions of the Merger Agreement and the Transactions, including the Offer and the Merger, including the respective representations, warranties, covenants and termination rights of the parties. The Company Board also considered that, in its view, the material terms of the Merger Agreement include the most favorable terms to the Company and its stockholders to which Parent and Purchaser were willing to agree. Those matters considered included the following factors:

•

Conditions to the Consummation of the Offer; Likelihood of Closing. The Company Board considered the reasonable likelihood of consummation of the Transactions in light of the conditions in the Merger Agreement to the obligations of Purchaser to accept for payment and pay for the Shares and Parent’s obligation to consummate the Merger thereafter, the absence of significant required regulatory approvals (other than antitrust approvals) and the likelihood that required approvals would be received without unacceptable conditions.

•

Purchaser Obligation to Extend Offer. The Company Board considered that Purchaser would be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration of the Offer or, if applicable, certain subsequent expiration dates.

•

Absence of Financing Condition. The Company Board considered that Parent’s and Purchaser’s obligations pursuant to the Merger Agreement, including with respect to the Offer and the Merger, are not subject to any financing condition and that Parent would make representations and warranties in the Merger Agreement about its ability to have funds available to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

•

Ability to Respond to Unsolicited Acquisition Proposals. The Company Board considered the provisions in the Merger Agreement that provide for the ability of the Company Board under certain circumstances to provide information in response to or engage or participate in discussions or negotiations with a person that has made a written bona fide unsolicited Acquisition Proposal (as defined in the Merger Agreement) that the Company Board reasonably determines in good faith (after consultation with its outside legal counsel and Needham & Company) constitutes a Superior Proposal or is reasonably likely to lead to a Superior Proposal.

•

Ability to Change Recommendation. The Company Board considered the provisions in the Merger Agreement that provide for the ability of the Company Board under certain limited circumstances to withdraw or modify in a manner adverse to Parent, or resolve or publicly propose to withdraw or modify in a manner adverse to Parent, the Company Board’s recommendation to the Company stockholders that they tender their Shares in the Offer and, if required, adopt the Merger Agreement if certain conditions are satisfied, including that, the Company Board shall have determined in good faith (after consultation with its outside legal counsel) that the failure to so withdraw or modify the Company Board’s recommendation is reasonably likely to result in a breach of the Company Board’s fiduciary obligations under applicable law (subject to Parent’s right to have an opportunity to match any such competing proposal).

•

Ability to Terminate the Merger Agreement to Accept a Superior Proposal. The Company Board considered the provisions in the Merger Agreement that provide for the ability of the Company Board to terminate the Merger Agreement upon a change of its recommendation to the Company stockholders regarding the Offer and the Merger in the manner set forth in the immediately preceding bullet point in order to immediately enter into an Alternative Acquisition Agreement (as defined in the Merger Agreement) with respect to a Superior Proposal after termination of the Merger Agreement if, prior to such termination, the Company pays to Parent a termination fee.

•

Termination Fee. The Company Board considered that, in its view, the $4 million termination fee that could become payable pursuant to the Merger Agreement was comparable to termination fees in transactions of similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Company Board entered into an agreement providing for a transaction that would be more favorable to the Company’s stockholders than the transactions contemplated by the Merger Agreement.

The Company Board also considered a variety of risks and other potentially negative factors of the Merger Agreement and the Transactions (including the Offer and the Merger) in their deliberations, including the following:

•

Termination Fee. The Company Board considered the restrictions that the Merger Agreement imposes on actively soliciting competing proposals, and the condition that, as a condition to its offer, the Company would be obligated to pay a termination fee of $4 million under certain circumstances, and the potential effect of such termination fee in deterring other potential acquirers from proposing alternative transactions.

•

Failure to Close. The Company Board considered that the conditions to the Parent’s and Purchaser’s obligation to accept for payment and pay for the Shares tendered in the Offer and to consummate the Merger were subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of the Company’s control. The Company Board considered the fact that, if the Offer and the Merger are not consummated, the Company’s officers, directors and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and the Company will have incurred significant transactions costs, attempting to consummate the transaction. The Company Board also considered the fact that, if the Offer and the Merger are not completed, the market’s perception of the Company’s continuing business and operations could potentially result in a loss of customers, vendors, suppliers, business partners and employees and that the trading price of the Shares could be adversely affected.

•

Public Announcement of the Offer and the Merger. The Company Board considered the effect of a public announcement of the execution of the Merger Agreement and the Offer and the Merger contemplated thereby, including the effects on the Company’s operations, stock price and employees and the Company’s ability to attract and retain key management and personnel.

•

Pre-Closing Covenants. The Company Board considered that, under the terms of the Merger Agreement, the Company agreed that it will carry on its business in the ordinary course consistent with past practice and, subject to applicable law and specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of Parent. The Company Board further considered that these terms of the Merger Agreement may limit the ability of the Company to pursue business opportunities that it would otherwise pursue.

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Cash Consideration. The Company Board considered the fact that, subsequent to the completion of the Merger, the Company will no longer exist as an independent public company and that the nature of the transaction as a cash transaction would prevent the Company’s stockholders from being able to participate in any potential future earnings or growth of the Company and will not benefit from any appreciation in the value of the combined company going forward, unless they separately acquired Parent’s common stock.

•

Tax Treatment. The Company Board considered the fact that gains realized by the Company’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

The Company Board concluded that, overall, the potential benefits of the Offer and the Merger to the Company stockholders outweighed the risks of the Offer and the Merger.

The foregoing discussion of the Company Board’s reasons for its recommendation to accept the Offer is not meant to be exhaustive. In view of the wide variety of factors considered by Company Board in connection with the evaluation of the Offer and the complexity of these matters, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, each individual member of the Company Board applied his or her own personal business judgment to the process and may have given different weight to different factors. In arriving at their respective recommendations, the members of the Company Board considered the interests of executive officers and directors of the Company as described above in “Item 3. Past Contracts, Transactions, Negotiations and Agreements”.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the approval of the Merger and the adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Financial Projections

The management of the Company prepared certain non-public business and financial information about the Company, including certain financial projections for 2011 through 2015, set forth below, which were provided to Needham & Company and Seven Hills.

	Year Ending December 31,
(in thousands)	2011	2012	2013	2014	2015
Revenue	$54,911	$57,706	$71,275	$85,971	$103,768
COGS	32,431	33,050	40,270	49,349	60,547
Gross Profit	$22,480	$24,656	$31,005	$36,622	$43,221
R&D	$4,299	$4,958	$5,593	$6,438	$6,752
SG&A	11,892	12,783	14,062	16,146	17,920
Goodwill and intangible assets impairment	1,833	0	0	0	0
Opex	$18,024	$17,741	$19,655	$22,584	$24,672
EBIT	$4,456	$6,914	$11,350	$14,038	$18,549
Interest Expense	($275)	($172)	($972)	($784)	($606)
Other Income	354	0	0	0	0
Pretax Income	$4,535	$6,742	$10,377	$13,254	$17,943
Income Tax	$1,872	$2,714	$4,147	$5,272	$7,165
Net Income	$2,663	$4,028	$6,230	$7,982	$10,779
Net Income (Loss) Attributable to Noncontrolling Interest	$219	$0	$0	$0	$0
Net Income Attributable to Company	$2,882	$4,028	$6,230	$7,982	$10,779
Preferred Dividends	$489	$489	$489	$489	$489
Net Income Attributable to Common Shareholders	$2,393	$3,539	$5,741	$7,493	$10,290
Diluted EPS (1)	$0.55	$0.53	$0.78	$0.95	$1.23
Diluted Shares Outstanding (thousands) (2)	7,277	7,582	7,961	8,359	8,777
EBITDA (3)	$10,184	$10,941	$18,265	$22,077	$26,675

(1)	FY2011E EPS calculated by taking net income attributable to holders of the Shares and adding back one-time goodwill and intangible asset impairment of $1.833 million taxed at a 40% rate.
(2)	Diluted shares outstanding adjusted to reflect a 1-for-5 reserve stock split on March 14, 2011; FY2011E diluted shares outstanding based on LTM diluted shares outstanding.
(3)	FY2011E EBITDA calculated by adding EBIT, other income, depreciation and amortization of $3.5 million and adding back the one-time goodwill and intangible asset impairment of $1.833 million.

The Company does not as a matter of course make public any projections as to future performance or earnings, other than limited guidance for periods no longer than one year. The Company’s internal financial forecasts, upon which the projections were based in part, are, in general, prepared solely for internal use, such as budgeting and other management decisions, and are subjective in many respects. As a result, these internal financial forecasts are susceptible to interpretations and periodic revision based on actual experience and business developments.

The projections are forward-looking statements that reflect numerous assumptions made by the management of the Company and general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond the Company’s control. Although the Company believes the assumptions underlying the projections to be reasonable, all projections are inherently uncertain, and the Company expects that there will be differences between actual and projected results. Such differences may result from the realization of any of numerous risks and uncertainties, including but not limited to the important factors listed under “Item 1A. Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.

The projections discussed above were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, and the Company’s independent registered public accounting firm has not examined, compiled or otherwise applied procedures to the projections and accordingly assumes no responsibility for them.

The inclusion of the above projections should not be regarded as an indication that any of the Company, Parent or their respective affiliates or representatives considered or considers the projections to be a prediction of actual future events, and the projections should not be relied upon as such. Accordingly, the projections are the projections that the management of the Company believes reflect the best currently available estimates and judgments by management as to the expected future result of operations and financial condition of the Company. These projections were reviewed by the Company Board and were, at the direction of the Company and the Company Board, used by Seven Hills in connection with the preparation of its fairness opinion and the related financial analysis.

None of the Company, Parent or any of their respective affiliates or representatives intends to update or otherwise revise the projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.

To the extent stockholders give any consideration to the projections themselves, stockholders should carefully consider the assumptions, risks and uncertainties inherent in such projections in making any decision to tender their Shares in the Offer.

Opinion of Seven Hills

The Company engaged Seven Hills to render an opinion to the Company Board as to the fairness, from a financial point of view, to the holders of Shares of the $13.60 per Share in cash to be received by such holders in the Offer and the Merger. On October 6, 2011, at a meeting of the Company Board held to evaluate the proposed Offer and Merger, Seven Hills delivered to the Company Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated October 6, 2011, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its written opinion, $13.60 per Share in cash to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. The issuance of Seven Hills’ opinion was approved by an authorized internal committee of Seven Hills.

The full text of Seven Hills’ written opinion dated October 6, 2011, which describes, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of review undertaken by Seven Hills in providing its opinion, is attached as Annex II to this Schedule 14D-9 and is incorporated herein by reference in its entirety. The description of Seven Hills’ opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of Seven Hills’ opinion. You are encouraged to read the entire opinion carefully. Seven Hills’ opinion was provided for the benefit of the Company Board (in its capacity as such) for its information in connection with its evaluation of the $13.60 per Share in cash to be received by the holders of Shares. The opinion addresses only the fairness, from a financial point of view, to the holders of the Shares of the $13.60 per Share in cash to be received by such holders in the Offer and the Merger, does not address any other aspect of the Offer or the Merger and does not constitute advice or a recommendation to any stockholder as to whether or not such stockholder should tender Shares in the Offer or how such stockholder should vote or act on any matter relating to the Offer or the Merger.

In arriving at its opinion, Seven Hills reviewed and considered, among other things:

•	a draft of the Merger Agreement dated October 6, 2011;

•	a draft form of the Tender and Support Agreements dated October 6, 2011;

•

certain publicly-available financial and other information of the Company, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2011 and June 30, 2011, respectively;

•

certain financial and operating information with respect to the business, operations and prospects of the Company furnished to Seven Hills by the Company, including financial estimates of the Company through fiscal year 2015 prepared by the management of the Company;

•	certain publicly-available financial estimates prepared by Wall Street research analysts for certain publicly-traded companies that Seven Hills deemed relevant;

•

certain operating results, the reported price and trading history of the Shares, and certain operating results, the reported prices and trading histories of selected publicly-traded companies that Seven Hills deemed relevant;

•	certain financial terms, to the extent publicly-available, of certain selected business combinations that Seven Hills deemed relevant;

•

discussions that Seven Hills has had with certain members of the Company’s management concerning the historical and current business operations and strategy, financial conditions and prospects of the Company and such other matters that Seven Hills deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that Seven Hills deemed relevant for the purposes of its opinion.

In connection with its review, Seven Hills relied upon the accuracy and completeness of all of the foregoing information and assumed such accuracy and completeness for purposes of rendering its opinion. Seven Hills did not undertake any independent verification of such information. Seven Hills has relied upon the assurances of management of the Company that it is not aware of any facts that would make such information inaccurate or misleading in any respect. With respect to the financial estimates prepared and furnished to Seven Hills by the Company’s management, Seven Hills has assumed, with the Company’s consent, that such financial estimates were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management of the future financial performance of the Company on a stand-alone basis, that they form a reasonable basis for Seven Hills’ opinion and that the Company will perform substantially in accordance with such estimates. Seven Hills has relied upon the assurances of the Company’s management that they were not aware of any facts that would make Seven Hills’ assumption with respect to the financial estimates unreasonable in any respect. Furthermore, Seven Hills did not obtain or make, or assume responsibility for obtaining or making, any independent evaluation or appraisal of the properties or assets or liabilities (contingent or otherwise) of the Company, nor was it furnished with any such evaluations or appraisals, nor has it evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters.

For purposes of rendering its opinion, Seven Hills assumed in all respects material to its analysis, that the Merger Agreement is enforceable by the parties thereto according to its terms, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Offer and the Merger will be satisfied without material waiver thereof. Seven Hills assumed that the final form of the Merger Agreement was substantially similar to the drafts furnished to it for review. Seven Hills also assumed that all material governmental, regulatory and other consents and approvals contemplated by the Merger Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the Offer or the Merger.

Seven Hills’ opinion addresses only the fairness, from a financial point of view, as of the date of the opinion and based on and subject to various assumptions, matters considered and limitations described in its written opinion, to the holders of the Shares the $13.60 per Share in cash to be received by such holders of Shares in the Offer and the Merger and does not address any other aspect or implication of the Offer or the Merger or any other agreement, arrangement or understanding entered into in connection with the Offer or the Merger or otherwise, including, without limitation, the form or structure of the Offer and the Merger or the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Offer and the Merger, relative to the Offer Price or the Merger Consideration (the consideration to the public shareholders of the Company) or otherwise. In addition, Seven Hills’ opinion does not address the relative merits of the Offer and the Merger as compared to alternative transactions or strategies that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Offer and the Merger. Seven Hills was not requested to, and it did not, participate in the negotiation or structuring of the Offer and the Merger, nor was Seven Hills authorized or requested to, and it did not, solicit third-party indications of interest in acquiring all or any part of the Company.

Seven Hills’ opinion is necessarily based upon information made available to it as of the date of its opinion, and financial, economic, market and other conditions as they existed and could be evaluated by Seven Hills on that date. Although subsequent developments may affect its opinion, Seven Hills does not have any obligation to update, revise or reaffirm its opinion.

In preparing its opinion to the Company Board, Seven Hills performed a variety of financial and comparative analyses, including those described below. The summary of Seven Hills’ analyses described below is not a complete description of the analyses underlying Seven Hills’ opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Seven Hills arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Seven Hills believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Seven Hills’ analyses and opinion.

In performing its analyses, Seven Hills considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of the Company. No company, transaction or business used in Seven Hills’ analyses is identical to the Company or the Offer and the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates of the future performance of the Company provided by the Company or derived from public sources in or underlying Seven Hills’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Seven Hills’ analyses are inherently subject to substantial uncertainty.

Seven Hills was not requested to, and it did not, recommend the specific consideration payable in the Offer and Merger. The $13.60 per Share in cash to be received by the holders of Shares in the Offer and the Merger was determined through negotiation between the Company and Parent, and the decision by the Company to enter into the Offer and the Merger was solely that of the Company Board. Seven Hills’ opinion and financial analyses were only one of many factors considered by the Company Board in its evaluation of the Offer and Merger and should not be viewed as determinative of the views of the Company Board or management with respect to the Offer, the Merger or the Offer Price.

The following is a brief summary of the material financial analyses performed by Seven Hills and reviewed with the Company Board on October 6, 2011 in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order for Seven Hills’ financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Seven Hills’ financial analyses.

Trading and Transaction Statistics

Seven Hills calculated and compared multiples of enterprise value, referred to as EV, for the Company based on the closing sale price per Share on October 5, 2011 and the implied EV based on the $13.60 per Share in cash to be received by the holders of Shares in the Offer and the Merger. Seven Hills calculated EV as the Company’s market capitalization plus debt and less cash and cash equivalents as of June 30, 2011. For purposes of such calculation, Seven Hills determined the Company’s market capitalization by multiplying fully diluted shares outstanding by the applicable stock price. Seven Hills compared the resulting EVs to the following historical and estimated results:

•	the last twelve months revenue and earnings before interest, taxes, depreciation and amortization, referred to as LTM Revenue and LTM EBITDA, respectively;

•	estimated revenue and estimated EBITDA for fiscal year 2011, referred to as FY2011E Revenue and FY2011E EBITDA, respectively; and

•	estimated revenue and estimated EBITDA for fiscal year 2012, referred to as FY2012E Revenue and FY2012E EBITDA, respectively.

Seven Hills also calculated and compared the multiples of stock price for both the Company’s closing sale price per Share on October 5, 2011 and the $13.60 per Share in cash to be received by the holders of Shares in the Offer and the Merger to:

•	last twelve months earnings per share, referred to as LTM EPS;

•	estimated fiscal year 2011 earnings per share, referred to as FY2011E EPS; and

•	estimated fiscal year 2012 earnings per share, referred to as FY2012E EPS.

For purposes of its opinion, Seven Hills calculated all per share amounts using fully diluted shares outstanding (treasury stock method), which includes Shares issuable upon conversion of the Preferred Stock. In addition, for 2011 fully diluted shares outstanding were based on last twelve months shares outstanding, including the effect of the Company’s 1-for-5 reverse stock split on March 14, 2011.

LTM EBITDA, FY2011E EBITDA, LTM EPS (including a 40% tax rate) and FY2011E EPS (including a 40% tax rate) exclude the one-time goodwill and intangible asset impairment of $1.833 million.

The enterprise value and price comparison information appears in the table below:

	Company	Implied Offer Statistics
EV/LTM Revenue	1.34x	2.05x
EV/FY2011E Revenue	1.24x	1.90x
EV/FY2012E Revenue	1.18x	1.81x

EV/LTM EBITDA	7.1x	10.9x
EV/FY2011E EBITDA	6.7x	10.2x
EV/FY2012E EBITDA	6.2x	9.5x

Price/LTM EPS	8.8x	12.6x
Price/FY2011E EPS	17.4x	24.9x
Price/FY2012E EPS	17.9x	25.7x

These analyses were based on public filings, publicly-available information and financial estimates for fiscal year 2011 and 2012 prepared and furnished to Seven Hills by the Company’s management.

Seven Hills also reviewed the closing prices for the Shares over the period between October 4, 2010 and October 5, 2011 (one day prior to the date of Seven Hills’ opinion), as set forth in the following table, and compared the share prices to the implied consideration offered to the holders of Shares:

Date	Price	Premium/(Discount)
1 Day Prior (10/5/2011)	$9.50	43.2%
5 Days Prior	$9.50	43.2%
20 Days Prior	$10.75	26.5%
2 Months Prior	$13.35	1.9%
3 Months Prior	$12.60	7.9%
6 Months Prior	$11.50	18.3%
1 Year Prior	$9.38	45.0%
52 Week High (8/1/2011)	$13.97	(2.6%)
52 Week Low (9/19/2011)	$9.38	45.0%

This analysis was based on publicly-available information; historical prices were adjusted to reflect the 1-for-5 reverse stock split in the Company’s common stock on March 14, 2011.

Selected Public Companies Analysis

Seven Hills reviewed selected financial information, ratios and public market multiples for the Company and the corresponding data for the following six selected publicly-traded companies involved in the glass and glass coating related market:

•	Apogee Enterprises, Inc.

•	Asahi Glass Co.

•	Compagnie de Saint-Gobain

•	PPG Industries, Inc.

•	Nippon Sheet Glass Co. Ltd.

•	Solutia Inc.

Seven Hills chose these companies because they are publicly-traded companies that, for purposes of the analysis, Seven Hills considered reasonably comparable to the Company. The selected publicly-traded companies may significantly differ from the Company based on, among other things, the size of the companies, the geographic coverage of the companies’ operations and the particular business segments in which the companies focus.

Seven Hills reviewed, among other information, multiples of EV and share price values implied by those comparable companies’:

•	LTM Revenue and LTM EBITDA;

•	FY2011E Revenue and FY2012E Revenue;

•	FY2011E EBITDA and FY2012E EBITDA;

•	LTM EPS; and

•	FY2011E EPS and FY2012E EPS.

This analysis resulted in the following ranges of implied multiples as of October 5, 2011:

Selected Glass and Glass Coating Related Companies
	Multiple Range	Mean	Median
EV/LTM Revenue	0.42x to 1.38x	0.86x	0.89x
EV/FY2011E Revenue	0.44x to 1.32x	0.84x	0.87x
EV/FY2012E Revenue	0.39x to 1.21x	0.79x	0.83x

EV/LTM EBITDA	3.7x to 17.4x	7.9x	6.3x
EV/FY2011E EBITDA	3.7x to 20.6x	7.9x	5.7x
EV/FY2012E EBITDA	3.5x to 7.6x	5.3x	5.3x

Price/LTM EPS	6.5x to 11.4x	8.9x	8.8x
Price/FY2011E EPS	6.1x to 10.2x	7.8x	7.4x
Price/FY2012E EPS	5.0x to 9.4x	6.7x	6.4x

This analysis indicated the following implied per Share ranges for the Company as of October 5, 2011 as compared to the $13.60 per Share in cash to be received by the holders of Shares in the Offer and the Merger:

Implied Per Share Range Based on Multiple Ranges	Implied Per Share Range Based on Mean	Implied Per Share Range Based on Median	Per Share Consideration
$2.68–$26.24	$3.57–$10.75	$3.42–$9.45	$13.60

Information for the selected companies was based on publicly-available research reports, SEC filings and other publicly-available information.

Selected Precedent Transactions Analysis

Seven Hills reviewed publicly-available financial information relating to the following selected transactions for select glass, coating and manufactured building material companies announced between January 1, 2007 and October 5, 2011:

Acquiror	Target	Date Announced
Saint-Gobain Group	Bekaert Specialty Films Division	08/10/2011
LIXIL Corporation	Permasteelisa S.p.A.	08/04/2011
National Oilwell Varco, Inc.	Ameron International Corporation	07/05/2011
AkzoNobel NV	Schramm Holding AG	06/29/2011
Fairfield Securities LP	Fletcher Building Ltd.	03/18/2011
Quanex Building Products Corporation	Edgetech I.G., Inc.	01/31/2011
Ceradyne, Inc.	VIOX Corporation	01/03/2011
Apogee Enterprises, Inc.	Glassec Vidros De Seguranca Ltda.	11/19/2010
Solutia Inc.	Novomatrix Pte. Ltd.	04/30/2010
Solutia Inc.	Etimex Solar GmbH	03/01/2010
The Dow Chemical Company	Rohm and Haas Company	07/09/2008
CSR Limited	Don Mathieson & Staff Glass Pty. Ltd.	09/12/2007
PPG Industries, Inc.	SigmaKalon (BC) Netherlands BV	07/19/2007
Polaris Management A/S	Skamol A/S	07/02/2007
Red-Holdings Group, Inc.	Macyro Group, Inc.	04/13/2007

Seven Hills chose the selected transactions because they were transactions that, for purposes of the analysis, Seven Hills considered to be reasonably comparable to the Offer and the Merger. The selected transactions may differ significantly from the Offer and the Merger based on, among other things, the size of the transactions, the structure of the transactions and the dates that the transactions were announced and consummated.

Seven Hills reviewed, among other things, the transaction values, calculated as the equity purchase price adjusted for the target’s debt, minority interests and cash and cash equivalents, when appropriate, implied in the relevant transactions as a multiple of the targets’ LTM Revenue and LTM EBITDA.

This analysis indicated the following implied multiples:

Selected Transactions
	Multiple Range	Mean	Median
Transaction Value/LTM Revenue	0.55x to 5.31x	1.53x	1.26x
Transaction Value/LTM EBITDA	8.0x to 19.3x	11.9x	12.4x

This analysis indicated the following implied per Share ranges for the Company as of October 5, 2011 as compared to the $13.60 per Share in cash to be received by the holders of Shares in the Offer and the Merger:

Implied Per Share Range Based on Multiple Ranges	Implied Per Share Range Based on Mean	Implied Per Share Range Based on Median	Per Share Consideration
$4.46–$33.39	$10.44–$14.67	$8.79–$15.29	$13.60

Multiples for the selected transactions were determined by Seven Hills from SEC filings, select public research reports and other publicly-available information.

Discounted Cash Flow Analysis

Seven Hills performed a discounted cash flow analysis to calculate the estimated present value of the unlevered free cash flows that the Company was forecast to generate during fiscal years 2012 through 2015. Seven Hills calculated terminal values for the Company at December 31, 2015, based on EBITDA multiples ranging from 5.0x to 7.0x. Unlevered free cash flow was calculated by taking projected earnings before interest and taxes and subtracting projected taxes, capital expenditures and changes in working capital, and adding back projected depreciation and amortization. In performing this analysis, Seven Hills utilized discount rates ranging from 10.0% to 12.0%, based on the estimated weighted average cost of capital of the US-based comparable glass and glass coating related companies. This group of companies included PPG Industries, Inc., Solutia Inc. and Apogee Enterprises, Inc. Utilizing this methodology, the implied per Share reference range for the Company was $11.76 to $16.97, as compared to the $13.60 per Share in cash to be received by the holders of Shares in the Offer and the Merger.

All financial estimates for fiscal years ended 2011 through 2015 used in this analysis were prepared and furnished to Seven Hills by the Company’s management.

Premiums Paid Analysis

Seven Hills reviewed selected purchase price per share premiums paid or to be paid in acquisitions of U.S. publicly-traded companies, excluding financial institutions and real estate entities, announced between September 1, 2010 and October 5, 2011, with equity values of more than $75 million and less than $175 million:

Acquiror	Target	Date Announced
Tunstall Group Ltd.	American Medical Alert Corporation	09/22/2011
Saga Group Ltd.	Allied Healthcare International, Inc.	07/29/2011
MSMB Capital Management Group LLC	SeraCare Life Sciences, Inc.	06/23/2011
Vector Capital	RAE Systems, Inc.	05/24/2011
Leeds Equity Partners	Nobel Learning Communities, Inc.	05/18/2011
Laboratory Corp. of America Holdings	Orchid Cellmark, Inc.	04/06/2011
Dawson Geophysical Co.	TGC Industries, Inc.	03/21/2011
Lextron Inc.	Animal Health Holdings, Inc.	03/14/2011
Golden Gate Capital	Tollgrade Communications, Inc.	02/22/2011
H.I.G. Capital, LLC	Matrixx Initiatives, Inc.	02/01/2011
Footstar Corporation	CPEX Pharmaceuticals, Inc.	01/04/2011
Vigor Industrial, LLC	Todd Shipyards Corporation	12/23/2010
Assa Abloy AB	LaserCard Corporation	12/20/2010
Uni-Select USA, Inc.	Finishmaster, Inc.	12/09/2010
Stefanini IT Solutions	TechTeam Global, Inc.	11/01/2010
HID Global Corporation	ActivIdentity Corporation	10/11/2010
Virtual Radiologic Corporation	NightHawk Radiology Holdings, Inc.	09/25/2010
Arrow Electronics, Inc.	Nu Horizons Electronics Corporation	09/19/2010
Zoran Corporation	Microtune, Inc.	09/08/2010

This analysis indicated mean and median and high and low percentage premiums to the targets’ closing stock prices on dates for periods prior to the announcement of the applicable transaction as set forth in the following table:

	Premium / (Discount) (%) to Stock Price
	One Day Prior to Announcement	5 Days Prior to Announcement	20 Days Prior to Announcement
High	105.3%	115.4%	138.1%
Mean	37.4%	39.6%	42.7%
Median	35.5%	32.1%	33.8%
Low	0.2%	2.0%	9.0%

This analysis indicated the following implied per Share ranges for the Company as of October 5, 2011 as compared to the $13.60 per Share in cash to be received by the holders of Shares in the Offer and the Merger:

Implied Per Share Range	Implied Per Share Range Based on Mean	Implied Per Share Range Based on Median	Per Share Consideration
$9.52–$22.62	$13.06–$13.56	$12.55–$12.88	$13.60

Information for this analysis was based on SEC filings and other publicly-available information.

Miscellaneous

The Company engaged Seven Hills to render its opinion in connection with the Offer and the Merger based on Seven Hills’ experience, expertise and reputation. Seven Hills is a recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger.

The Company has agreed to pay Seven Hills a customary fee for its services, to reimburse Seven Hills for its out-of-pocket expenses (subject to a cap) and to indemnify Seven Hills, its affiliates and each of their respective directors, officers, employees, agents, representatives, attorneys and controlling persons against specific liabilities, including liabilities under the federal securities laws. For a description of the terms of Seven Hills’ engagement by the Company, see the discussion under “Item 5. Persons/Assets Retained, Employed, Compensated or Used” below. Seven Hills may provide investment banking services to the Company or Parent in the future, for which services Seven Hills would receive additional compensation.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The Company has retained (i) Needham & Company as its exclusive financial advisor in connection with the Offer and the Merger and (ii) Seven Hills to render an opinion to the Company Board as to the fairness, from a financial point of view, of the consideration in connection with the Offer and the Merger. The discussion pertaining to the retention of Needham & Company and Seven Hills by the Company included above in “Item 4. The Solicitation or Recommendation—(b) Background of the Offer” is incorporated herein by reference.

Needham & Company

Pursuant to an engagement letter dated April 11, 2011, the Company retained Needham & Company to act as exclusive financial advisor in connection with a potential sale or merger involving the Company. Under the terms of this engagement letter, the Company paid Needham & Company a retainer fee in the amount of $75,000 and, if the Merger is consummated, the Company will pay to Needham & Company an additional fee of 1.0% of the aggregate purchase price paid in connection with the Offer and the Merger, against which up to $150,000 of fees paid by the Company to another investment bank for the delivery of a fairness opinion would be credited. In addition, the Company has agreed to reimburse Needham & Company for certain of its out-of-pocket expenses in connection with its engagement and to indemnify Needham & Company and related persons against various liabilities, including certain liabilities under the federal securities laws.

Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company was retained by the Company Board to act as its exclusive financial advisor based on Needham & Company’s experience as a financial advisor in mergers and acquisitions as well as Needham & Company’s familiarity with the Company and its industry generally. Needham & Company may in the future provide investment banking and financial advisory services to Parent, the Company or their respective affiliates unrelated to the Offer or the Merger, for which services Needham & Company would receive additional compensation. In the normal course of its business, Needham & Company may actively trade the equity securities of Parent and the Company for its own account or for the account of its customers and, therefore, may at any time hold a long or short position in those securities. As described above in “Item 3. Agreements with Parent, Purchaser and their Affiliates—Stockholder Tender and Support Agreements”, The Needham Group, Inc., the parent company of Needham & Company, and certain limited partnerships for which affiliates of The Needham Group, Inc. are managing members of the general partners of such limited partnerships, own Shares and shares of Preferred Stock and have entered into a Tender and Support Agreement with Parent and the Company in connection with the Merger; such affiliates of The Needham Group, Inc. disclaim beneficial ownership of the Shares and shares of Preferred Stock held by those partnerships except to the extent of their pecuniary interests therein.

Seven Hills

Under the terms of Seven Hills’ engagement letter, dated September 14, 2011, the Company agreed to pay Seven Hills a fee in the amount of $175,000 upon delivery of a fairness opinion in connection with the Offer and the Merger, whether or not the opinion was favorable. In addition, the Company agreed to reimburse Seven Hills for its reasonable and documented out-of-pocket expenses not to exceed $20,000 without the Company’s prior consent, including attorneys’ fees, and to indemnify Seven Hills, its affiliates and each of their respective directors, officers, employees, agents, representatives, attorneys and controlling persons against liabilities relating to, or arising out of, its engagement, including liabilities under the federal securities laws.

Other Persons

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s stockholders in connection with the Offer or the Merger.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions with respect to the Shares have been effected during the past 60 days by the Company or, to its knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION.

Regulatory Approvals

United States Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and the FTC, and the applicable waiting period under the HSR Act has expired or has been terminated. The initial waiting period for a cash tender offer is fifteen (15) days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period. Pursuant to the Merger Agreement, Parent and the Company will each request such early termination of the waiting period. However, the waiting period may be lengthened if the reviewing agency determines that a further investigation is required and issues a formal request for additional information and documentary material to the parties. The purchase of Shares pursuant to the Offer is subject to such requirements. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before the consummation of any such transactions (and for a period of time after the consummation of any such transactions), the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual states of the United States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Each of the Company and Parent filed a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer on October 14, 2011. The initial waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m. Eastern time on October 31, 2011, prior to the Expiration Date, unless the waiting period is earlier terminated by the FTC or the Antitrust Division or is extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to that time.

Other Foreign Laws

Parent and its subsidiaries conduct business in a number of countries outside the United States in which the Company transacts business or its products are sold. Based on a review of the information currently available about the businesses in which Parent and its subsidiaries are engaged, pre-merger notification filings are required to be made under the antitrust and competition laws of Germany. Consummation of the Offer is subject to the condition that the filings, consents, approvals, actions, non actions, waivers, registrations, permits, authorizations, rulings or no-action letters required to be obtained pursuant to the antitrust laws of Germany having been obtained, waived or made, and the respective waiting periods required under such laws having expired or been terminated. There can be no assurances that a challenge to the Offer under foreign antitrust or competition grounds will not be made or, if such a challenge is made, no assurances can be made as to the result thereof. If any applicable waiting period under the antitrust laws of Germany has not expired or been terminated or any consent, approval, action, ruling or no-action letter required to consummate the Offer under the antitrust laws of such countries has not been obtained, Parent and Purchaser will not be obligated to accept for payment or pay for any tendered Shares unless and until such approval has been obtained or such applicable waiting period has expired or exemption has been obtained.

The Company and Parent jointly filed a Notification to the German Federal Cartel Office (“FCO”) for review in connection with the Offer on October 12, 2011. The initial waiting period applicable to the purchase of Shares pursuant to the offer will expire on November 14, 2011, prior to the Expiration Date, unless the waiting period is earlier terminated by the FCO or is extended by a request from the FCO for additional information or documentary material prior to that time.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not properly tendered their Shares in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. Any such judicial determination of the fair value of such Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Shares. The value so determined could be higher or lower than, or the same as, the Offer Price or the consideration paid in the Merger.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merger corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. Any stockholder contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights, and consult with their legal and financial advisors. This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO TENDER THEIR SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL BE ENTITLED TO RECEIVE THE OFFER PRICE.

The full text of Section 262 of the DGCL appears in Annex III to this Schedule 14D-9 and is incorporated herein by reference.

Anti-Takeover Statute

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder”. The Company Board has taken all appropriate action to cause the restrictions contained in Section 203 of the DGCL and any other applicable anti-takeover laws not to be applicable to the Company, Parent, the Purchaser, and their respective affiliates, the Tender and Support Agreements, the Merger Agreement and the Transactions contemplated thereby (including the Offer, the Top-Up Option and the Merger). As such, the restrictions contained in Section 203 of the DGCL will not apply to the Company, Parent, the Purchaser or their respective affiliates in connection with the Offer, the Merger, the Tender and Support Agreements, the Merger Agreement or the other Transactions contemplated thereby.

Short-Form Merger

The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If the Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares at a meeting of stockholders or by written consent will be required under the DGCL to effect the Merger. If, after the purchase of the Shares by the Purchaser in the Offer, the Purchaser will own a majority of the outstanding Shares, the Purchaser will have the requisite voting power to approve the Merger without the affirmative vote of any other stockholder of the Company.

Top-Up Option

The Company has granted to Parent and Purchaser an irrevocable option (the “Top-Up Option”) to purchase from the Company up to the number of newly-issued, fully paid and nonassessable Shares equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Parent and Purchaser at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the sum of (a) the number of Shares outstanding immediately after the issuance of all Shares subject to the Top-Up Option plus (b) all Shares which the Company may be required to issue on or prior to the Closing (as defined in the Merger Agreement) as a result of the vesting, conversion or exercise of Company options and other derivative securities, including warrants, options, convertible or exchangeable securities or other rights to acquire Shares (including any shares of Preferred Stock remaining outstanding), or (ii) the aggregate number of Shares that the Company is authorized to issue under the Company’s certificate of incorporation but that are not issued and outstanding (and are not subscribed for or committed to be issued) at the time of exercise of the Top-Up Option. The Top-Up Option is exercisable only after the initial acceptance for payment of Shares by Purchaser pursuant to the Offer. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short-form” merger pursuant to Section 253 of the DGCL at a time when the approval of the Merger at a meeting of the Company’s stockholders would be assured because of Parent’s and Purchaser’s ownership of a majority of the Shares following completion of the Offer. The aggregate purchase price for the Top-Up Option Shares may be paid by Parent or Purchaser, at its election, either entirely in cash or by paying in cash an amount equal to not less than the aggregate par value of such Shares and by executing and delivering to the Company a promissory note having a principal amount equal to such purchase price. The exercise of the Top-Up Option will not be given effect in determining the value of Shares under the appraisal rights provisions of the DGCL.

This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Stockholders’ Meeting

Unless Parent owns 90% or more of the outstanding Shares and takes all necessary and appropriate action to cause a short-form merger to occur, as promptly as practicable following the later of the Acceptance Time or expiration of any subsequent offering period provided in accordance with Rule 14d-11 promulgated under the Exchange Act, the Company, acting through the Company Board, shall, in accordance with applicable law and the Company’s certificate of incorporation and by-laws, establish a record date for, call, give notice of, convene and hold a meeting of the Company stockholders for the purpose of voting upon the approval of the Merger Agreement in accordance with the DGCL for purposes of effecting the Merger.

Section 14(f) Information Statement

The Information Statement, attached to this Schedule 14D-9 as Annex I, is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders as described above in “Item 3. Arrangements with Parent, Purchaser and their Affiliates—Representation on the Company Board” and in the Information Statement, which are incorporated herein by reference.

Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements relating to the potential acquisition of Company by an affiliate of Parent, including the expected date of closing of the acquisition and the potential benefits of the transaction.

Certain statements made in this Schedule 14D-9 that reflect management’s expectations regarding future events and economic performance are forward-looking in nature and, accordingly, are subject to risks and uncertainties. These forward-looking statements include without limitation statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; projected financial information, including the financial projections described above; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. These forward-looking statements are only predictions based on the Company’s current expectations and projections about future events. Important factors could cause the Company’s actual results, level of activity, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. These factors include those risk factors set forth in filings with the SEC, including the Company’s annual and quarterly reports, and the following: uncertainties as to the timing of the closing of the Offer and the Merger; uncertainties as to how many of the Company’s stockholders will tender their Shares in the Offer; risks that the Offer and the Merger will not close because of a failure to satisfy (or to have waived) one or more of the closing conditions and that the Company’s business will have been adversely impacted during the pendency of the Offer; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, franchisees, customers, vendors and other business partners; risks that stockholder litigation in connection with the Offer and the Merger may result in significant costs of defense, indemnification and liability; and the risk that competing offers will be made.

These risks are not exhaustive and may not include factors which could adversely impact the Company’s business and financial performance. Other factors that may cause actual results to differ materially include those set forth in the reports that the Company files from time to time with the SEC, including our annual report on Form 10-K for the fiscal year ended December 31, 2010 and quarterly and current reports on Form 10-Q and 8-K. Moreover, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for the Company’s management to predict all risk factors, nor can it assess the impact of all factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although the Company believes the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. All forward-looking statements are made only as of the date they are made and should not be relied upon as predictions of future events. The Company does not undertake any responsibility to update any of these forward-looking statements to conform its prior statements to actual results or revised expectations.

ITEM 9.	EXHIBITS.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated October 25, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Solutia Inc. with the Securities and Exchange Commission on October 25, 2011).

(a)(1)(B)	Form Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Solutia Inc. with the Securities and Exchange Commission on October 25, 2011).

(a)(1)(C)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (included as Annex I to this Schedule 14D-9).

(a)(1)(D)	Joint Press Release issued by Southwall Technologies Inc. and Solutia Inc., dated October 7, 2011 (incorporated by reference to the Current Report on Form 8-K filed by Southwall Technologies Inc. with the Securities and Exchange Commission on October 11, 2011).

(a)(1)(E)	Letter from Southwall Technologies Inc.’s Chairman of the Board of Directors to Stockholders of Southwall Technologies Inc., dated October 25, 2011.

(a)(1)(F)	Summary Advertisement published in The New York Times on October 26, 2011 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by Solutia Inc. with the Securities and Exchange Commission on October 25, 2011).

(a)(1)(G)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Solutia Inc. with the Securities and Exchange Commission on October 25, 2011).

(a)(1)(H)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Solutia Inc. with the Securities and Exchange Commission on October 25, 2011).

(a)(1)(I)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Solutia Inc. with the Securities and Exchange Commission on October 25, 2011).

(e)(1)	Agreement and Plan of Merger, dated as of October 6, 2011, by and among Southwall Technologies Inc., Solutia Inc. and Backbone Acquisition Sub, Inc. (incorporated by reference to the Current Report on Form 8-K by Southwall Technologies Inc. filed with the Securities and Exchange Commission on October 11, 2011).

(e)(2)	Disclosure Agreement, dated as of November 2, 2009, by and between Southwall Technologies Inc. and Solutia Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Solutia Inc. with the Securities and Exchange Commission on October 25, 2011).

(e)(3)	Amended Disclosure Agreement, dated as of November 18, 2010, by and between Southwall Technologies Inc. and Solutia Inc. (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed by Solutia Inc. with the Securities and Exchange Commission on October 25, 2011).

(e)(4)	Letter Agreement, dated June 26, 2011, by and between Southwall Technologies Inc. and Solutia Inc. (incorporated by reference to Exhibit (d)(6) to the Schedule TO filed by Solutia Inc. with the Securities and Exchange Commission on October 25, 2011).

Exhibit Number	Description

(e)(5)	Amendment, dated August 16, 2011, to the Letter Agreement dated June 26, 2011, by and between Southwall Technologies Inc. and Solutia Inc. (incorporated by reference to Exhibit (d)(7) to the Schedule TO filed by Solutia Inc. with the Securities and Exchange Commission on October 25, 2011).

(e)(6)	Amendment, dated September 20, 2011, to the Letter Agreement dated June 26, 2011, by and between Southwall Technologies Inc. and Solutia Inc. (incorporated by reference to Exhibit (d)(8) to the Schedule TO filed by Solutia Inc. with the Securities and Exchange Commission on October 25, 2011).

(e)(7)	Amendment, dated September 29, 2011, to the Letter Agreement dated June 26, 2011, by and between Southwall Technologies Inc. and Solutia Inc. (incorporated by reference to Exhibit (d)(9) to the Schedule TO filed by Solutia Inc. with the Securities and Exchange Commission on October 25, 2011).

(e)(8)	Distribution Agreement, dated January 1, 2002, by and between Southwall Technologies Inc. and Globamatrix Holdings Pte. Ltd., a subsidiary of Solutia Inc., and Southwall Technologies Inc. (incorporated by reference to Exhibit 10.116 to the Form 10-Q/A filed by Southwall Technologies Inc. with the Securities and Exchange Commission on June 19, 2002).

(e)(9)	Tender and Support Agreement, dated as of October 6, 2011, by and among Solutia Inc., Backbone Acquisition Sub, Inc., Southwall Technologies Inc. and certain funds affiliated with Needham Funds (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Southwall Technologies Inc. with the Securities and Exchange Commission on October 11, 2011).

(e)(10)	Tender and Support Agreement, dated as of October 6, 2011, by and among Solutia Inc., Backbone Acquisition Sub, Inc., Southwall Technologies Inc. and Dolphin Direct Equity Partners, L.P. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Southwall Technologies Inc. with the Securities and Exchange Commission on October 11, 2011).

(e)(11)	Employment Agreement, dated October 25, 2011, by and between Southwall Technologies Inc. and Dennis Capovilla.

(e)(12)	Employment Agreement, dated October 25, 2011, by and between Southwall Technologies Inc. and Mallorie Burak.

(e)(13)	Employment Agreement, dated October 25, 2011, by and between Southwall Technologies Inc. and Michael Vargas.

(g)	Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

/s/ Dennis Capovilla
Name: Dennis Capovilla
Title: President and Chief Executive Officer

Dated: October 25, 2011

ANNEX I

SOUTHWALL TECHNOLOGIES INC.

3788 Fabian Way

Palo Alto, CA 94303

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY

GENERAL INFORMATION

This Information Statement (this “Information Statement”) is being mailed on or about October 25, 2011 to holders of common stock, par value $0.001 per share (the “Shares”), of Southwall Technologies Inc., a Delaware corporation (the “Company,” or “Southwall”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the tender offer (the “Offer”), by Backbone Acquisition Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Solutia Inc., a Delaware corporation (“Parent”), to acquire all of the outstanding Shares. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we,” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent without a meeting of the Company’s stockholders to a majority of the seats on the Company’s board of directors (the “Company Board”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of October 6, 2011, by and among Parent, Purchaser and the Company (the “Merger Agreement”).

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the appointment of Parent’s designees to the Company Board. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement, including information incorporated herein by reference, concerning Parent and Purchaser’s designees has been furnished to us by Parent, and we assume no responsibility for the accuracy or completeness of such information.

BACKGROUND INFORMATION

Pursuant to the Merger Agreement, Purchaser is offering to purchase all of the issued and outstanding Shares, at a price of $13.60 per share, net to the seller thereof, in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and conditions set forth in the Offer to Purchase dated October 25, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) enclosed with the Offer to Purchase (which, together with any amendments or supplements thereto, collectively, constitute the “Offer”). The initial expiration date of the Offer is midnight, New York City time, on the night of Tuesday, November 22, 2011. Promptly after such time, subject to the terms and conditions set forth in the Merger Agreement and the Offer, Purchaser will accept for payment and pay for all Shares validly tendered and not properly withdrawn in the Offer. Copies of the Offer to Purchase and the accompanying Letter of Transmittal are being mailed to the Company’s stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on October 25, 2011.

The Merger Agreement provides that, effective upon the Acceptance Time (as defined in the Merger Agreement), Parent is entitled to designate a number of directors which shall give Parent representation equal to at least that number of directors on the Company Board equal to the product (rounded up to the next whole number) obtained by multiplying (1) the number of directors on the Company Board (giving effect to any increase in the number of directors pursuant to this sentence) and (2) a fraction, the numerator of which is the number of Shares held by Parent and Purchaser (giving effect to the Shares accepted for payment or purchased pursuant to the Offer and, if Parent and Purchaser exercise their irrevocable option to purchase additional Shares from the Company in accordance with the Merger Agreement (the “Top-Up Option”), the Shares purchased upon the exercise of the Top-Up Option), and the denominator of which is the total number of then outstanding Shares (not determined on a fully-diluted basis), and the Company will cause Parent’s designees to be elected or appointed to the Company Board, including by increasing the number of directors and seeking and accepting resignations from incumbent directors. As a result, Parent will have the ability to designate a majority of the Company Board following the consummation of the Offer. At such time, the Company will also cause individuals designated by Parent to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Company Board.

PARENT DESIGNEES TO THE COMPANY BOARD

Information with respect to the Designees

Parent has informed us that it will choose its designees to the Company Board from among the persons identified below. The following paragraphs set forth, with respect to each individual who may be designated by Parent as a designee, the name, age of the individual as of the date hereof, and such individual’s present principal occupation and employment history during the past five years.

Parent has informed us that each of the persons listed below who may be chosen has consented to act as a director of the Company, if so designated.

Parent has informed us that, to the best of its knowledge, none of the persons listed below (1) is currently a director of, or holds any position with, the Company, or (2) has a familial relationship with any directors or executive officers of the Company. We have been advised that, to the best knowledge of Parent, except as disclosed in the Offer to Purchase, none of the persons listed below beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Parent has informed us that, except as disclosed in the Offer to Purchase, to the best of its knowledge, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that Parent’s designees may assume office at any time following the acceptance for payment by Purchaser of Shares in the Offer, which cannot be earlier than 12:00 midnight, New York City time, on the night of Tuesday, November 22, 2011, and that, upon assuming office, Parent’s designees will thereafter constitute at least a majority of the Company Board. It is currently not known which of our current directors would resign, if any.

List of Potential Designees

The following sets forth information with respect to Parent’s potential designees (including, as of October 25, 2011, their age, current principal occupation or employment, five-year employment history and directorships held, including in the past five years).

Name	Age	Present Principal Occupation or Employment, Employment History and Directorships
Jeffry N. Quinn	52	Mr. Quinn serves as Parent’s President, Chief Executive Officer and Chairman of the Board. Mr. Quinn joined Parent in January 2003 as Senior Vice President, General Counsel and Secretary. Mr. Quinn became Chief Restructuring Officer in June 2003. Mr. Quinn became Parent’s President and CEO and a director in May 2004 and was elected Chairman of the Board in February 2006. Mr. Quinn joined the board of directors of Tronox Incorporated upon its emergence from Chapter 11 bankruptcy proceedings on February 14, 2011. Mr. Quinn also served as a director of Tecumseh Products Company from August 2007 until August 2009.

James M. Sullivan	51	Executive Vice President and Chief Financial Officer of Parent since April 2011. Prior to that position, Mr. Sullivan served as Parent’s Executive Vice President, Chief Financial Officer and Treasurer since January 2009. Additionally, Mr. Sullivan served as Parent’s Senior Vice President, Chief Financial Officer and Treasurer of Parent since June 2004 and Senior Vice President and Chief Financial Officer since May 2004, respectively.

Paul J. Berra, III	43	Senior Vice President, Legal and Governmental Affairs and General Counsel of Parent. Prior to December 2008, Mr. Berra held the position of Senior Vice President, General Counsel and Chief Administrative Officer of Parent. From August 2006 until December 2008, Mr. Berra held the position of Vice President—Governmental Affairs and Communications of Parent.

D. Michael Donnelly	62	Executive Vice President and Chief Operating Officer of Parent. Prior to August 2011, Mr. Donnelly served as president and general manager of Parent’s Performance Films division. Before being named to this position in 2010, Mr. Donnelly served as president and general manager of Parent’s Technical Specialties division. Prior to that, he was Vice President of Rubber Chemicals for Parent’s Flexsys® subsidiary.

A. Craig Ivey	54	President and General Manager, Performance Films of Parent. Prior to being appointed to this position on August 19, 2011, Mr. Ivey served in the following positions for Parent: Vice President, Advanced Interlayers—Photovoltaics of Parent from June 6, 2011, Vice President, Business Operations—Asia Pacific from January 1, 2010, Manufacturing & Supply Chain Director Technical Specialties from June 25, 2009, Manufacturing Manager, PPDs & Fluids from March 2, 2009 and Vice President Nylon Supply Chain from March 1, 2008.

Robert T. DeBolt	51	Senior Vice President of Business Operations of Parent. Before being named to this position in February 2007, Mr. DeBolt held the position of Vice President—Strategy of Parent since December of 2004.

Nadim Qureshi	37	Senior Vice President of Corporate Development—Emerging Markets & President, Photovoltaics of Parent. Before being named to this position in August 2011, Mr. Qureshi was Vice President, Corporate Strategy and Development from May 2009 and Vice President and General Manager, Nylon Resins since joining Parent in June 2005.

Name	Age	Present Principal Occupation or Employment, Employment History and Directorships
Timothy J. Spihlman	40	Senior Vice President of Corporate Strategy and Analysis of Parent. Before being named to his current role in August 2011, Mr. Spihlman served as Parent’s Vice President—Corporate Controller & Information Technology from April 2009 and as Vice President and Corporate Controller since June 2004.

D. John Srivisal	33	Vice President, Transaction Execution of Parent. Before being named to that position in January 2009, Mr. Srivisal held the position of Director—Planning and Coordination of Parent since June 2004.

INFORMATION CONCERNING OUTSTANDING SECURITIES

Common stock is the only type of security entitled to vote at a meeting of stockholders of the Company. Each Share is entitled to one vote. As of October 4, 2011, (i) 5,811,838 Shares were issued and outstanding, (ii) 1,489,875 Shares were issuable pursuant to stock option grants and (iii) 8,199,292 shares of the Company’s Series A 10% Cumulative Convertible Preferred Stock (the “Preferred Stock”) were issued and outstanding (which includes the cumulative accrued dividend of 3,306,793 shares of Preferred Stock), which shares of Preferred Stock were convertible into 1,639,858 Shares as of October 4, 2011 and, assuming any such shares of Preferred Stock remain outstanding as of November 14, 2011 and dividends on such shares of Preferred Stock remain unpaid through such date, will be convertible into 1,650,850 Shares as of such date.

STOCK OWNERSHIP INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of the Shares as of September 30, 2011, by:

•	Each person who we know to own beneficially more than 5% of our common stock;

•	Each of our current and former executive officers, for whom compensation information is provided elsewhere in this Information Statement;

•	Each director and nominee for director; and

•	All executive officers and directors as a group.

Except as noted below, the address of each person listed on the table is c/o Southwall Technologies Inc., 3788 Fabian Way, Palo Alto, California 94303, and each person has sole voting and investment power over the shares shown as beneficially owned, except to the extent authority is shared by spouses under applicable law. Beneficial ownership is determined in accordance with the rules of the SEC. The information below regarding persons beneficially owning more than 5% of our common stock is based solely on public filings made by such persons with the SEC through September 30, 2011.

On March 9, 2011, we completed a 1-for-5 reverse stock split of the Shares (the “Reverse Stock Split”), pursuant to previously obtained stockholder approval on May 12, 2010. The Reverse Stock Split reduced the number of Shares issued and outstanding from approximately 28.8 million to approximately 5.8 million. In connection with the Reverse Stock Split, we also reduced the number of our authorized Shares from 50 million to 10 million to reflect the Reverse Stock Split ratio. All share amounts and per share data presented in this Information Statement have been adjusted to reflect the reverse stock split.

Name and Address	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Needham Investment Management, LLC (2) 445 Park Avenue New York, New York 10022	285,601	4.9%

The Needham Group, Inc. 445 Park Avenue New York, New York 10022	401,962	6.9%

Needham Capital Management (Bermuda) L.L.C. (3) 445 Park Avenue New York, New York 10022	318,694	5.4%

Needham Capital Management, L.L.C. (4) 445 Park Avenue New York, New York 10022	1,910,171	32.5%

Dolphin Direct Equity Partners, L.P. (5) PO Box 16867 Fernandina, Florida 32035	1,251,603	20.4%

William A. Berry (6)	34,433	*
George Boyadjieff (7)	130,036	2.2%
Dennis Bunday (8)	18,250	*
Jami K. Dover Nachtsheim (9)	26,000	*
R. Eugene Goodson (10)	78,950	1.4%
Andre R. Horn (11)	41,590	*
Peter E. Salas (12)	1,299,879	21.1%
Dennis Capovilla (13)	173,320	2.9%
Mallorie Burak (14)	28,600	*
Michael Vargas (15)	66,239	1.1%
All current officers and directors as a group (10 persons) (16)	1,897,297	28.7%

*	Less than one percent
(1)	The number of Shares deemed outstanding consists of (i) 5,811,838 Shares outstanding as of September 30, 2011, and (ii) Shares issuable upon conversion of outstanding shares of Preferred Stock or upon exercise of, options or warrants held by the respective persons or group that are exercisable within 60 days of September 30, 2011, as set forth below.
(2)	Consists of Shares of common stock owned by private investment partnerships and registered investment companies with respect to which Needham Investment Management, LLC is a general partner or investment adviser and, therefore, may be deemed to own. Needham Investment Management, LLC disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein.
(3)	Consists of 160,813 shares of common stock and 66,541 shares of common stock issuable upon conversion of Series A shares owned by Needham Capital Partners III (Bermuda), L.P. and 64,607 shares of common stock and 26,733 shares of common stock issuable upon conversion of Series A shares owned by Needham Capital Partners II (Bermuda), L.P., with respect to which, in each case, Needham Capital Management (Bermuda) L.L.C. is a general partner and, therefore, may be deemed to own. Needham Capital Management (Bermuda) L.L.C. disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein.

(4)	Consists of 460,903 shares of common stock and 190,712 shares of common stock issuable upon conversion of Series A shares owned by Needham Capital Partners II, L.P.; 806,876 shares of common stock and 333,868 shares of common stock issuable upon conversion of Series A shares owned by Needham Capital Partners III, L.P.; and 83,331 shares of common stock and 34,481 shares of common stock issuable upon conversion of Series A shares owned by Needham Capital Partners IIIA, L.P., with respect to which, in each case, Needham Capital Management, L.L.C. is a general partner and, therefore, may be deemed to own. Needham Capital Management, L.L.C. disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein.
(5)	Consists of 925,436 shares of common stock and 326,167 shares of common stock issuable upon conversion of Series A shares.
(6)	Includes currently exercisable options to purchase 14,000 shares of common stock.
(7)	Includes currently exercisable options to purchase 108,000 shares of common stock.
(8)	Includes currently exercisable options to purchase 18,250 shares of common stock.
(9)	Includes currently exercisable options to purchase 22,000 shares of common stock.
(10)	Includes currently exercisable options to purchase 16,750 shares of common stock.
(11)	Includes currently exercisable options to purchase 12,750 shares of common stock.
(12)	Includes currently exercisable options to purchase 18,000 shares of common stock. Includes 925,436 shares of common stock and 326,167 shares of common stock issuable upon conversion of Series A shares owned by Dolphin Direct Equity Partners, L.P. Mr. Salas disclaims beneficial ownership of shares held by Dolphin Direct Equity Partners, L.P. except to the extent of his individual pecuniary interest therein.
(13)	Includes currently exercisable options to purchase 170,255 shares of common stock.
(14)	Includes currently exercisable options to purchase 28,500 shares of common stock.
(15)	Includes currently exercisable options to purchase 64,750 shares of common stock.
(16)	Includes currently exercisable options to purchase 473,255 shares of common stock.

COMMITTEES AND DIRECTOR INFORMATION

CURRENT COMPANY BOARD

The number of directors on the Company Board has been fixed at eight, and directors hold office until the next annual meeting of stockholders and thereafter until their successors are chosen and qualified.

William A. Berry, George Boyadjieff, Dennis Bunday, Dennis Capovilla, R. Eugene Goodson, Andrew R. Horn, Jami K. Dover Nachtsheim and Peter E. Salas currently serve as directors.

The following table sets forth the name, age, principal occupation of, and other information regarding, each of the current directors of the Company:

Name	Age	Present Principal Occupation or Employment, Employment History and Directorships
William A. Berry	73	Mr. Berry has served on the Company Board since May 2003. Mr. Berry worked for the Electric Power Research Institute (“EPRI”), a non-profit energy research organization providing science and technology-based solutions to global energy companies, from April 1996 until his retirement in December 2003. While at EPRI, Mr. Berry served as Chief Financial Officer from April 1996 to July 2003. From August 2003 to December 2003, Mr. Berry served as Special Projects Manager for EPRI. From 1992 to March 1996, Mr. Berry was the Senior Vice President and Chief Financial Officer of Compression Labs, Inc., a manufacturer of visual communications systems based on digital technology, and from 1989 to 1992 was the President of Optical Shields, Inc. Mr. Berry worked at Raychem Corporation, a producer of industrial electronics components, from 1967 until 1988, where he was a Corporate Vice President and Chief Administrative Officer from 1985 to 1988. Mr. Berry holds a BS in industrial engineering and an MBA from Stanford University.

George Boyadjieff	73	Mr. Boyadjieff joined the Company Board in December 2003. From August 9, 2006 to October 31, 2006, Mr. Boyadjieff served as our interim Chief Executive Officer. Mr. Boyadjieff was the Chief Executive Officer of Varco International, Inc., a diversified oil service company, from 1991 through 2002, and the chairman of the Board of Directors of Varco from 1998 through 2003. Mr. Boyadjieff retired from active leadership of Varco in 2003 at which time he joined the Southwall Technologies Board of Directors. Mr. Boyadjieff holds a BS and an MS in mechanical engineering from the University of California at Berkeley.

Dennis Bunday	60	Mr. Bunday joined the Company Board in June 2008. He has been Executive Vice President, Chief Financial Officer, and Secretary of Williams Controls, Inc. (NASDAQ: WMCO), a manufacturer of electronic throttle controls, since July 2002. From January 2001 until June 2002, he served as Chief Financial Officer for Williams Controls in his capacity as an independent contractor for Williams Controls. Prior to joining Williams Controls, he served as Vice President-Finance and Chief Financial Officer from 1998 to 2001, for Babler Bros., Inc., a manufacturer of pre-cast concrete products. From 1996 until 1998, he held the same positions with Quality Veneer & Lumber, Inc., and its predecessor, the Morgan Company, a producer of forest products. Mr. Bunday received a Bachelors degree in accounting from Washington State University.

Dennis Capovilla	51	Mr. Capovilla joined Southwall in July 2003 and became Chief Executive Officer in May 2008. He was appointed President in April 2007. Prior to joining Southwall, Mr. Capovilla was employed by Palm, Inc., a manufacturer of personal digital assistant devices, where he was the Vice President, Enterprise Business from 2002 to June 2003. From 1997 to 2002 he was employed by FATBRAIN, LLC, an e-commerce provider of books and information products, as the President and Chief Executive Officer from 2000 to 2002, the President and Chief Operating Officer from 1999 to 2000, and the VP of Sales and Business Development from 1997 to 1999. From 1993 to 1997, Mr. Capovilla was with Apple Computer, Inc., a computer manufacturer, as the Director, Americas Imaging Division and Worldwide Printer Supplies (1996-1997), Manager Printer Supplies Business unit (1995-1996) and as Worldwide Product Marketing Manager, Imaging Systems (1993-1995). Mr. Capovilla held various Sales and Marketing Management positions with Versatec, Inc. and Xerox Corporation. He holds a BS in Marketing from the University of Santa Clara.

R. Eugene Goodson	76	Dr. Goodson joined the Company Board in April 2006 and served as our Chief Operating Officer from September 18, 2006 through October 31, 2006 and as Principal Executive Officer of Southwall from November 1, 2006 through May 15, 2008. Dr. Goodson was the Chief Executive Officer and President of Williams Controls Inc. (NASDAQ: WMCO), a manufacturer of electronic throttle controls, from July 2002 until October 2004, and the Chairman of the Board of Williams Controls since October 2004. From 1990 to 1997, Dr. Goodson was the Chairman and Chief Executive Officer of Oshkosh Truck Corporation, a developer and producer of heavy-duty on and off road trucks. After retiring from Oshkosh in 1998, Dr. Goodson became an Adjunct Professor at the University of Michigan Business School, teaching operations management. He was a director of the Executive Officer Association of American Industrial Partners, a private equity firm, from 1998 to 2005.

Andre R. Horn	83	Mr. Horn was appointed to the Company Board in February 2006 and became Chairman of the Company Board on May 15, 2008. Mr. Horn retired in 1985 as
		Chairman of Joy Manufacturing Company in Pittsburgh, Pennsylvania, now known as Joy Global Inc., a manufacturer of heavy equipment. Mr. Horn served as the Chairman of Needham & Co., Inc. (“Needham”), from which position he retired in 1991, and was elected Chairman Emeritus of Needham. Mr. Horn is currently a director of Needham. Mr. Horn holds a BA in Mathematics from the University of Paris and is a graduate from the Ecole des Hautes Etudes Commerciales.

Jami K. Dover Nachtsheim	53	Ms. Nachtsheim has been a member of the Company Board since April 2003. Ms. Nachtsheim retired in June, 2000 after 20 years with Intel Corporation, a semiconductor manufacturer. Ms. Nachtsheim served in a variety of positions at Intel, including Corporate Vice President of the Sales and Marketing Group and Director of Worldwide Marketing, from 1998 until her retirement. Ms. Nachtsheim is a member of the Board of Directors for Affymetrix, Inc., a biotechnology company, and was a member of the Board of ACT Conferencing, Inc., a telephone conferencing services company. From January 2003 to December 2003, Ms. Nachtsheim served on the Board of Directors of Vixel Corporation, a creator of disruptive storage networking technologies. Ms. Nachtsheim is a graduate of Arizona State University with a BA in Business Management.

Peter E. Salas	56	Mr. Salas was appointed to the Company Board in November 2005. Mr. Salas has been President of Dolphin Asset Management Corporation and its related companies (“Dolphin”) since he founded it in 1988. Prior to founding Dolphin, he was with J.P. Morgan Investment Management, Inc. for ten years. Mr. Salas is currently a director and Chairman of the Board of Tengasco, Inc. (AMEX: TGC), an independent oil and gas producer and Williams Controls, Inc. (NASDAQ: WMCO), a manufacturer of electronic throttle controls. Mr. Salas also serves as a director and principal executive officer of ACT Conferencing Inc., a conferencing services company. Mr. Salas received an AB degree from Harvard.

STATEMENT OF DIRECTOR INDEPENDENCE

Our Company Board has determined that none of Messrs. Berry, Boyadjieff, Bunday, Horn or Salas or Ms. Nachtsheim has a material relationship with us (directly or as a partner, shareholder or officer of an organization that has a relationship with us) and that each of these directors is an “independent director” within the meaning of the director independence standards of The Nasdaq Stock Market (“Nasdaq”). In addition, our Company Board has determined that each of the members of each of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee has no material relationship with us (either directly or as a partner, shareholder or officer of an organization that has a relationship with us) and is an “independent director” within the meaning of Nasdaq’s director independence standards.

EXECUTIVE OFFICERS

The following table sets forth the name, age, principal occupation of, and other information regarding, each of the current executive officers of Southwall:

Name	Age	Position	Served as Officer Since
Dennis Capovilla	51	Chief Executive Officer	2007
Mallorie Burak	40	Vice President, Treasurer and Corporate Controller	2007
Michael Vargas	53	Vice President Administration and Human Resources	2007

Mr. Capovilla joined Southwall in July 2003 and became Chief Executive Officer in May 2008. He was appointed President in April 2007. Prior to joining Southwall, Mr. Capovilla was employed by Palm, Inc., a manufacturer of personal digital assistant devices, where he was the Vice President, Enterprise Business from 2002 to June 2003. From 1997 to 2002 he was employed by FATBRAIN, LLC, an e-commerce provider of books and information products, as the President and Chief Executive Officer from 2000 to 2002, the President and Chief Operating Officer from 1999 to 2000, and the VP of Sales and Business Development from 1997 to 1999. From 1993 to 1997, Mr. Capovilla was with Apple Computer, Inc., a computer manufacturer, as the Director, Americas Imaging Division and Worldwide Printer Supplies (1996-1997), Manager Printer Supplies Business unit (1995-1996) and as Worldwide Product Marketing Manager, Imaging Systems (1993-1995). Mr. Capovilla held various Sales and Marketing Management positions with Versatec, Inc. and Xerox Corporation. He holds a BS in Marketing from the University of Santa Clara.

Mallorie Burak joined Southwall in September 2007 and serves as Vice President, Treasurer and Corporate Controller. Ms. Burak was previously employed by Oracle Corporation, a software company, where she was the Finance Director for the Communications Global Business Unit, a business unit created as a result of Oracle’s acquisition of Portal Software, where Ms. Burak served as Director of Revenue from 2005 to 2007. Prior to Portal Software, Ms. Burak was the US Corporate Controller at Ilog, Inc., a software company from 2004 to 2005. From 2002 to 2004, Ms. Burak was with Iverson Financial Systems, Inc., a financial reference data management company, as Director of Finance. Ms. Burak has held various financial management positions with TrueSan Networks, Zilog, Inc. and Hewlett Packard Company. Ms. Burak earned her MBA and BS in Business Administration from San Jose State University.

Michael Vargas joined Southwall in 2004 and serves as Vice President Administration and Human Resources. Mr. Vargas joined us from Agilent Technologies, Inc., where he was Senior Business Human Resources Manager for a $150 million Storage Networking Solutions Business called I/O Solutions Division and the Worldwide Controllership function for a $2 billion Semiconductor Products Group from 1999 to 2004. Previously, he spent 15 years at Hewlett Packard in various human resources businesses and recruiting management roles in the semiconductor and personal computer businesses. Mr. Vargas earned his BA in Behavioral Sciences from San Jose State University.

CORPORATE GOVERNANCE

Communication with Directors

The Company Board will give appropriate attention to written communications on issues that are submitted by stockholders and other interested parties, and will respond if and as appropriate. Absent unusual circumstances or as contemplated by committee charters, the Chairman of the Nominating and Corporate Governance Committee will, with the assistance of our legal counsel, (1) be primarily responsible for monitoring communications from stockholders and other interested parties and (2) provide copies or summaries of such communications to the other directors as he or she considers appropriate.

Communications will be forwarded to all directors if they relate to substantive matters and include suggestions or comments that the Chairman of the Nominating and Corporate Governance Committee considers to be important to be brought to the attention of the directors. Stockholders and other interested parties who wish to send communications on any topic to the Company Board should address such communications to:

Ms. Jami K. Dover Nachtsheim

Chair of the Nominating and Corporate Governance Committee

c/o Southwall Technologies Inc.

3788 Fabian Way

Palo Alto, CA 94303

Company Board Leadership Structure

The Company Board has responsibility for establishing broad corporate policies and reviewing our overall performance rather than day-to-day operations. Company Board’s primary responsibility is to oversee the management of the Company and, in so doing, serve the best interests of the Company and its stockholders. The Company Board selects, evaluates and provides for the succession of executive officers and, subject to stockholder election, directors. It reviews and approves corporate objectives and strategies, and evaluates significant policies and proposed major commitments of corporate resources. The Company Board participates in decisions that have a potential major economic impact on the Company and its stockholders. Management keeps the directors informed of Company activity through regular written reports and presentations at Company Board and committee meetings. The Company Board is led by its Chairman, Mr. Horn.

Risk Oversight

Each of our Audit, Nominating and Corporate Governance and Compensation Committees provides oversight and assess risk in its respective areas. In addition, the Company Board and each committee have an active role in overseeing management of our company’s risk. The Company Board regularly reviews information regarding our operations, credit, and liquidity, as well as the risks associated with each.

Company Board Committees

The Company Board has three committees: Audit, Compensation, and Nominating and Corporate Governance. The membership and responsibilities of the current committees of the Company Board are summarized below. The Nominating and Corporate Governance Committee recommended new committee membership as of May 10, 2011, affecting membership on each of the Audit, Compensation, and Nominating and Corporate Governance committees during the third and fourth quarters of 2011. The committee membership set forth below applies to only the third quarter of 2011. Additional information regarding the responsibilities of each committee is found in and governed by the by-laws, each committee’s charter, where applicable, specific directions of the Company Board, and certain mandated regulatory requirements. Each committee has a written charter that has been approved by the Company Board, current copies of which may be found on our website at www.southwall.com. You can also request copies of these charters, as well as our Corporate Governance Guidelines and Code of Business Conduct and Ethics, by writing to:

Michael Vargas

c/o Southwall Technologies Inc.

3788 Fabian Way

Palo Alto, CA 94303

Audit Committee

The current members of our Audit Committee are Messrs. Berry (Chair), Horn and Boyadjieff. The Company Board has determined that each of Messrs. Berry and Horn qualifies as an “audit committee financial expert” under applicable SEC rules. The Company Board has determined that each of Messrs. Berry, Horn and Boyadjieff is an “independent director” under the Nasdaq rules governing the qualifications of the members of audit committees. In addition, the Company Board has determined that each member of the Audit Committee meets the financial literacy and sophistication requirements under Nasdaq rules. None of Messrs. Berry, Horn and Boyadjieff serves on the audit committees of more than two other public companies. The Audit Committee has met three times in 2011. The responsibilities of our Audit Committee and its activities during 2011 are summarized in the Audit Committee Report contained below in this Information Statement.

Audit Committee’s Pre-Approval Policy and Procedures

Our Audit Committee pre-approves all services, including both audit and non-audit services, provided by our independent registered public accounting firm for the purpose of maintaining the independence of our independent registered public accounting firm. For audit services, each year the independent registered public accounting firm outlines the scope of the audit services proposed to be performed during the year, which must be approved by the Audit Committee before the audit commences. The independent registered public accounting firm also submits an audit services fee proposal, which also must be approved by the Audit Committee before the audit commences. Unless a type of service to be provided by the independent registered public accounting firm has received a general pre-approval, it will require specific pre-approval by the Audit Committee. Any proposed service exceeding pre-approved cost levels requires specific pre-approval by the Audit Committee.

Each year, management also submits to the Audit Committee a list of non-audit services that it recommends the independent registered public accounting firm be engaged to provide and an estimate of the fees to be paid for each. Management and the independent registered public accounting firm must each confirm to the Audit Committee that the performance of the non-audit services on the list would not compromise the independence of the independent registered public accounting firm and would be permissible under all applicable legal requirements. The Audit Committee must approve both the list of non-audit services and the budget for each such service before commencement of the work. Management and the independent registered public accounting firm report to the Audit Committee at each of its regularly scheduled meetings as to the non-audit services actually provided by the independent registered public accounting firm and the approximate fees incurred by us for those services.

During 2011, no services were provided to us by SingerLewak LLP, our independent registered public accounting firm, or any other accounting firm other than in accordance with the pre-approval policies and procedures described above.

Compensation Committee

The current members of the Compensation Committee are Messrs. Salas (Chair) and Berry and Ms. Nachtsheim. The Company Board has determined that Messrs. Salas and Berry and Ms. Nachtsheim are “independent directors” under Nasdaq rules. Our Compensation Committee has held three meetings in 2011. For more information regarding our Compensation Committee, see “Compensation Discussion and Analysis” below.

Nominating and Corporate Governance Committee

The current members of the Nominating and Corporate Governance Committee are Ms. Nachtsheim (Chair) and Messrs. Horn and Bunday. The Company Board has determined that each of Ms. Nachtsheim and Messrs. Horn and Bunday is an “independent director” under Nasdaq rules. The purpose of the Nominating and Corporate Governance Committee is to identify individuals qualified to become nominees for director, recommend candidates to be nominated by the Company Board for election as directors, develop and recommend to the Company Board a set of corporate governance principles and oversee the evaluation of the Company Board. The Nominating and Corporate Governance Committee is authorized to retain any advisers or consultants. Our Nominating and Corporate Governance Committee has met three times in 2011.

Committee Membership, Meetings and Attendance

The Company Board has met three times in 2011. During 2011, each of our directors attended 75% or more of the total number of meetings of the Company Board and the committees of which such director was a member. The Company Board has standing Audit, Compensation and Nominating and Corporate Governance Committees. Each committee has a written charter that has been approved by the Company Board, current copies of which may be found on our website at www.southwall.com. You can also request copies of these charters, as well as our Corporate Governance Guidelines and Code of Business Conduct and Ethics, by writing to:

Michael Vargas

c/o Southwall Technologies Inc.

3788 Fabian Way

Palo Alto, CA 94303

Executive sessions of non-management directors are held at least four times per year. The sessions are scheduled and chaired by Mr. Horn. Any non-management director can request that an additional executive session be scheduled.

It is our current policy to have the Chairman of the Company Board and the President and Chief Executive Officer attend the annual meetings of stockholders. All of our then current directors and our current President and Chief Executive Officer attended the 2011 annual meeting of stockholders. Below are the current committee memberships and other information about the committees of the Company Board.

Name	Independent Directors	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
William A. Berry	**	*	*
George Boyadjieff	**	*
Dennis Bunday	**			*
Dennis Capovilla
R. Eugene Goodson
Andre R. Horn	**	* (Chairman)		*
Jami K. Dover Nachtsheim	**	*	*
Peter E. Salas	**		*

*	Committee membership
**	Designates independence under Nasdaq listing standards

AUDIT COMMITTEE REPORT

The Audit Committee oversees our financial reporting process on behalf of the Company Board. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. The primary duties and responsibilities of the Audit Committee are to: (1) select and approve our independent registered public accounting firm; (2) monitor our financial reporting process and internal control systems and ensure that deficiencies in the financial reporting process and internal control system, as reported by our independent registered public accounting firm, are corrected; (3) review and appraise the audit efforts of our independent registered public accounting firm; (4) review and authorize the independent registered public accounting firm’s fee; and (5) provide an open avenue of communication among the independent registered public accounting firm, financial and senior management and the Company Board.

In fulfilling its oversight responsibilities regarding the 2010 financial statements, the Audit Committee reviewed and discussed with management the audited financial statements in our Annual Report on Form 10-K for year ended December 31, 2010, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The Audit Committee also reviewed and discussed with the independent registered public accounting firm, who is responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgment as to the quality, not just the acceptability, of Southwall’s accounting principles and such other matters as are required to be discussed with the Audit Committee by the statement on Auditing Standards No. 114, as amended (The Auditor’s Communication with Those Charged with Governance), and the Public Company Accounting Oversight Board rules and regulations, as currently in effect. In addition, the Audit Committee has received the written disclosures and the letter from the independent registered accounting firm required by applicable requirements of the Public Company Accounting Oversight Board (Independence Discussions with Audit Committees) regarding the independent registered public accounting firm’s communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm their independence from management and Southwall.

The Audit Committee discussed with Southwall’s independent registered public accounting firm the overall scope and plans for their audit in 2010. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examination, and the overall quality of Southwall’s financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Company Board, and the Company Board has approved, that the audited financial statements of Southwall Technologies be included in its Annual Report on Form 10-K for the year ended December 31, 2010, for filing with the SEC.

The Audit Committee:

William A. Berry, Chairman

Jami K. Dover Nachtsheim

Andrew R. Horn

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Program

The Compensation Committee (for purposes of this discussion, the “Committee”) of the Company Board has responsibility for establishing, implementing and continually monitoring adherence with Southwall’s compensation philosophy. The Committee ensures that the total compensation paid to our executive officers is fair, reasonable and competitive. The members of the Committee are Messrs. Salas (Chair), Boyadjieff and Bunday. Messrs. Salas, Boyadjieff and Bunday are independent directors under Nasdaq rules and regulations. The Committee held five meetings during 2010. Messrs. Salas, Boyadjieff and Bunday were chosen to serve on the Committee because of their status as independent directors and their experience in compensation matters.

The Committee operates pursuant to a written charter, which can be found on our website at www.southwall.com. The Committee charter gives the Committee authority to determine or recommend to the Company Board for determination the Chief Executive Officer’s and other executive officers’ compensation. The Committee charter also gives the Committee authority to hire outside consultants to provide assistance in determining market levels of executive compensation. The Committee did not retain an outside compensation consultant in 2010 as part of the process in determining executive compensation.

Compensation Philosophy and Objectives

The Committee believes that the most effective executive compensation program is one that evaluates both performance and compensation to ensure that we maintain our ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of our Compensation Peer Group, as defined below. To that end, the Committee believes compensation packages provided by Southwall to its executives, including the named executive officers, should include both cash and stock-based compensation that reward performance as measured against established goals.

Role of Executive Officers in Compensation Decisions

The Committee makes or recommends to the Company Board all compensation decisions for the Company’s executive officers and approves recommendations from the Company Board regarding equity awards to all executive officers of the Company. Decisions regarding the compensation of non-executive officers are made by the functional Vice Presidents.

The Chief Executive Officer annually reviews the performance of each executive officer (other than the Chief Executive Officer whose performance is reviewed by the Committee). The conclusions reached and recommendations based on these reviews, including with respect to salary adjustments and annual award amounts, are made by the Committee.

Setting Executive Compensation

Based on the foregoing objectives, the Committee has structured Southwall’s annual and long-term incentive-based cash and non-cash executive compensation to motivate executives to achieve the business goals set by the Company and reward the executives for achieving such goals.

In determining the particular elements of compensation that are used to implement our overall compensation policies, the Committee takes into consideration a number of factors related to our performance including competitive practices among our Compensation Peer Group. The Compensation Peer Group, against which we believe we compete for talent, consists of both public and private similarly situated companies in the California market. The Committee compares each element of compensation given to executive officers against the Compensation Peer Group. Data on the compensation practices of the Compensation Peer Group generally is gathered through searches of publicly available information, including publicly available databases. Publicly available information does not typically include information regarding target cash compensation, so we rely upon compensation surveys. Compensation Peer Group data is gathered with respect to base salary, bonus targets and all equity awards (including stock options, performance shares, restricted stock and long-term, cash-based awards). It does not include deferred compensation benefits or generally available benefits, such as 401(k) plans or health care coverage. We compete with many larger companies for top executive-level talent. Because of the competitive marketplace for talent, the Committee generally sets compensation for its executive officers at approximately the midpoint of compensation paid to similarly situated executives of the companies comprising the Compensation Peer Group. Variations to this objective may occur as dictated by the experience level and performance of the individual and market factors.

Compensation Components

For the fiscal year ended December 31, 2010, the principal components of compensation for the named executive officers were: (i) base salary, (ii) bonuses, (iii) long-term equity incentive compensation, (iv) retirement benefits provided under a 401(k) plan and (v) perquisites and other generally available benefit programs. The Committee has selected these elements because each is considered useful and/or necessary to meet one or more of the principal objectives of our compensation policy. For instance, base salary and bonus target percentage are set with the goal of attracting employees and adequately compensating and rewarding them on a day-to-day basis for the time spent and the services they perform, while our equity programs are geared toward providing an incentive and reward for the achievement of long-term business objectives and retaining key talent. We believe that these elements of compensation, when combined, are effective, and will continue to be effective, in achieving the objectives of our compensation program.

Base Salary

We provide executive officers and other employees with base salary to compensate them for services rendered during the fiscal year. Base salary ranges for executive officers are determined for each executive based on his or her position and responsibility by using market data from the Compensation Peer Group. Base salary ranges are designed so that salary opportunities for a given position will be at the midpoint of the base salary established for each range.

During its review of base salaries for executives, the Committee primarily considers:

•	Market data for the Compensation Peer Group

•	Internal review of the executive’s compensation

•	Individual performance of the executive

Salary levels are typically considered annually as part of the Company’s performance review process, as well as upon a promotion or other change in job responsibility. Merit based increases to salaries of executive officers are based on the Committee’s assessment of the individual’s performance.

Annual Bonus

Annual bonuses also are paid to our named executive officers to reward the achievement of Southwall’s business goals. Bonuses are intended to reflect an individual’s accomplishment of both corporate and functional objectives. Substantial weight is given to the achievement of corporate rather than functional objectives such as: profitability improvement, asset management, market position, product leadership and product development.

Achievement of the targeted goals under the bonus plan are intended to result in compensation that the Committee believes reflects an appropriate range to enable us to attract and retain key personnel and to motivate the executives to meet our business goals. While the achievement of our business goals is a significant factor in determining an individual’s bonus, the Company Board retains discretion and may evaluate criteria other than defined performance objectives. As business and economic conditions change throughout the year, the Company Board may re-evaluate and modify performance targets. In 2010, no adjustments were made to the performance targets.

At the beginning of each fiscal year, the Committee meets with the Chief Executive Officer to review Company and individual objectives for the current year and establish performance-based target bonuses expressed as a percentage of base salary paid during the year. The Committee, the Company Board and the Chief Executive Officer establish the quantitative and qualitative goals. These goals are based on the achievement of specified operating income levels and other key performance measures, such as product development and strategic vertical alliances. Once the current target bonus is agreed upon, our current policy provides opportunities for employees to earn between 0% and 150% of their target bonuses. For 2010, our named executive officers were eligible to receive a target bonus calculated as a percentage of their respective base annual salaries as follows: Dennis Capovilla (50%), Mallorie Burak (35%), and Michael Vargas (35%).

For 2010, a portion of the performance goals for our named executive officers included achieving specified operating income ranging from $2,640,000 to $4,950,000. For fiscal 2010, the net income and key performance initiatives were achieved.

Long-Term Equity Incentive Compensation

Southwall provides long-term incentive compensation through awards of stock options that generally vest over four years. Our equity compensation program is intended to align the interests of our officers with those of our stockholders by creating an incentive for our officers to maximize stockholder value. The equity compensation program also is designed to encourage our officers to remain employed with Southwall despite a very competitive labor market.

Equity-based incentives are granted to our officers under our 2007 Long Term Incentive Plan. The Committee has granted equity awards at its scheduled meetings or by unanimous written consent. Grants approved during scheduled meetings become effective and are priced as of the date of approval. Grants approved by unanimous written consent become effective and are priced as of the date the last signature is obtained or as of a predetermined future date. All stock option grants have a per share exercise price equal to the fair market value of our common stock on the grant date. The Committee has not granted, nor does it intend in the future to grant, equity compensation awards to executives in anticipation of the release of material nonpublic information that is likely to result in changes to the price of our common stock, such as a significant positive or negative earnings announcement. Similarly, the Committee has not timed, nor does it intend in the future to time, the release of material nonpublic information based on equity award grant dates. Because equity compensation awards typically vest over a four-year period, the value to recipients of any immediate increase in the price of our stock following a grant is diminished.

We grant stock options because they can be an effective tool for meeting our compensation objective to increase long-term stockholder value by tying the value of the stock options to our performance in the future. Employees are able to profit from stock options only if the trading price of our stock increases over the stock option’s exercise price.

The number of stock options our Committee grants to each officer and the vesting schedule for each grant is determined based on a variety of factors, including the number of options already held by the officer, market data collected regarding the equity grant ranges for the Compensation Peer Group listed above and our goal of awarding grants in line with the competitive benchmark data, as well as the performance rating each executive is given by our Chief Executive Officer. The Chief Executive Officer assigns a performance rating to each named executive officer based on a number of factors, including the individual’s accomplishments during the prior fiscal year and over the course of his or her service with Southwall. The Chief Executive Officer then makes a recommendation to the Committee as to the number of options to be granted to each named executive officer, as well as the total options to be granted to other employees. In deciding the number of stock options granted to the named executive officers, the Chief Executive Officer and the Committee consider the officer’s position, the number of options already held by the officer, the performance assessment (both historical and future potential), and the number of shares available in the 2007 Long Term Incentive Plan. For 2010, the Committee accepted the Chief Executive Officer’s recommendations with respect to stock option grants, and the Company Board voted to grant the stock options as presented by the Committee.

In 2010, the Committee and the Company Board relied upon the above-mentioned factors to approve stock option grants for the named executive officers and other senior officers. The Chief Executive Officer made recommendations to the Committee based on guidelines that include award ranges for employees at specific job responsibility levels and performance ratings. Stock options generally vest 25% per year over a period of four years. Stock option awards to employees were made under our 2007 Long Term Incentive Plan for Employees and Consultants.

Retirement Benefits under 401(k) Plans, Perquisites and Generally Available Benefit Programs

In fiscal 2010, the named executive officers were eligible to receive health care coverage that is generally available to other Southwall employees. We also maintain a tax-qualified 401(k) Plan and Roth 401(k) Plan, which provides for broad-based employee participation. Under both 401(k) Plans, all Southwall employees are eligible to receive matching contributions from Southwall. The matching contribution for the 401(k) Plan in 2010 was 25% on the first $6,000 contributed by the employee up to a maximum company match of $1,500 subject to applicable Federal limits. We do not provide defined benefit pension plans or defined contribution retirement plans to our executives or other employees other than the 401(k) Plan or Roth 401(k) Plan.

We also offer a number of other benefits to the named executive officers pursuant to benefit programs that provide for broad-based employee participation. These benefits programs include medical insurance, including flexible spending accounts, dental and vision insurance, long-term and short-term disability insurance, life and accidental death and dismemberment insurance, business travel insurance, employee assistance plans and certain other benefits.

The 401(k) Plan and other generally available benefit programs allow us to remain competitive for qualified employees, and we believe that the availability of the benefit programs generally enhances employee productivity and loyalty to Southwall. The main objectives of our benefit programs are to give our employees access to quality healthcare, financial protection from unforeseen extraordinary events, assistance in achieving retirement financial goals, enhanced health and productivity and to provide support for global workforce mobility, in full compliance with applicable legal requirements. These generally available benefits typically do not specifically factor into decisions regarding an individual executive’s total compensation or equity award package.

On an annual basis, we benchmark our overall benefits programs, including our 401(k) Plan, against external benchmark data and surveys from our benefit consultants and plan administrators. We generally target our overall benefits programs to be the mid range of overall benefits offered by our Compensation Peer Group to their employees, which we believe allows us to remain competitive in attracting and retaining talent. We consider possible changes to our benefits programs in light of the overall objectives of the program, including the effectiveness of the retention and incentive features of such programs and our targeted percentile range compared to our Compensation Peer Group.

Stock Ownership Guidelines

We have not adopted stock ownership guidelines that require our directors and named executive officers to maintain a certain amount of Southwall stock. We believe such guidelines are unnecessary because we believe that the interests of directors and named executive officers are already closely aligned with the interests of stockholders through grants of stock options made under our 2007 Long Term Incentive Plan. We have an insider trading policy which, among other things, prohibits covered employees from short sales and trading in publicly listed options for Southwall shares. We have no specific policy regarding hedging of stock ownership positions, but any such hedging must be accomplished within the requirements of the insider trading policy.

Compensation of Principal Executive Officer

Dennis Capovilla, our Chief Executive Officer, received a salary of $340,000 for 2010. In setting Mr. Capovilla’s salary, target bonus and equity compensation grant, the Committee relied on market-competitive pay data and the strong belief that the Chief Executive Officer significantly and directly influences Southwall’s overall performance. The Committee also took into consideration the overall compensation policies discussed above.

Severance Agreements

Prior to the effectiveness, if applicable, of the new employment agreements described below, we offered our three named executive officers certain severance benefits, including in connection with a change in control of Southwall. Specifically, these benefits provided for the following payments in connection with an involuntary termination of employment within twelve months following a change in control: (a) a specified number of months of continuing base salary (18 months for Mr. Capovilla and 12 months each for Ms. Burak and Mr. Vargas); (b) an equal respective number of months of group health premium reimbursement; (c) payment of any earned but unpaid bonus with respect to the prior fiscal year; (d) accelerated vesting of any stock options that were not assumed by an acquirer; and (e) a tax gross-up payment applicable to an excise tax on any “excess parachute payment” the officer might have had under federal tax rules. The amount of these payments is set forth in the table in the section below entitled “Golden Parachute Compensation—‘Double Trigger’ Payments and Benefits Triggered Upon Consummation of Merger,” except that the executive officers would not be entitled to the payments in the Tax Reimbursement column of such table. For an involuntary termination that occurred outside of a change in control context, the named executive officers would have been entitled to cash severance and group health premium reimbursements as follows: 12 months for Mr. Capovilla and 6 months each for Ms. Burak and Mr. Vargas.

New Executive Employment Agreements

In connection with entering into the Merger Agreement, the Committee approved new employment agreements for each of our named executive officers. On October 25, 2011, we entered into these new agreements, which memorialize and supersede any prior agreement or understanding that each officer might have had with the Company. In the event that the transactions contemplated by the Merger Agreement fail to occur, the new agreements will become null and void and the existing arrangements will apply.

Payments at Closing:

Upon the closing of the transactions contemplated by the Merger Agreement, the named executive officers will be entitled to:

•	an increase in annual salary only for Ms. Burak from $180,000 to $210,000, thereby also increasing Ms. Burak’s 2011 annual target bonus from $63,000 to $73,500;

•	a lump sum transaction bonus as follows: Mr. Capovilla—$150,000; Ms. Burak—$75,000; and Mr. Vargas—$0;

•	a guaranteed bonus equal to 60% of the 2011 annual target bonus for each named executive officer as follows: Mr. Capovilla—$102,000; Ms. Burak—$44,100; and Mr. Vargas—$34,650;

•

a potential bonus equal to 40% of the 2011 annual target bonus for each named executive officer, to the extent that the Company’s full-year operating income performance achieves targeted levels, as follows: Mr. Capovilla—$68,000; Ms. Burak—$29,400; and Mr. Vargas—$23,100; and

•

full acceleration of all outstanding stock options, with an intrinsic spread value (i.e., the excess of the $13.60 offer price over the applicable exercise price per share subject to their options) as follows: Mr. Capovilla—$414,269; Ms. Burak—$197,700; and Mr. Vargas—$185,963.

The guaranteed bonus payment to each named executive officer represents the amount that each officer would have received under the discretionary components of the Company’s 2011 annual cash bonus program. The potential bonus is tied to full-year operating income targets established by the Company. Should the Company achieve the operating income target during 2011, the full amount of the potential bonus will be paid to each officer pursuant to the terms and conditions of the 2011 annual cash bonus program. In the event of any under- or over-achievement, straight-line interpolation will be applied to the target level in the manner established by the Company with respect to 2011.

Payments After Closing:

Should a named executive officer remain continuously employed by the Company through the first anniversary of the closing of the transactions contemplated by the Merger Agreement, the Company will pay the officer:

•	a lump sum cash retention payment as follows: Mr. Capovilla—$510,000; Ms. Burak—$210,000; and Mr. Vargas—$165,000;

•

a gross-up tax payment on all federal and state income and employment taxes incurred with respect to the cash retention payment, estimated as follows: Mr. Capovilla—$387,019; Ms. Burak—$155,186; and Mr. Vargas—$121,932; and

•	a potential excess parachute payment excise tax gross-up payment that applies strictly to the foregoing lump sum cash retention payment and gross-up tax payment, but no other payment or benefit.

Should the Company terminate a named executive officer’s employment without “cause” or should the officer resign for “good reason” within one year following the closing of the Merger, the Company will pay the officer the lump sum cash payments in the amounts in the paragraph above, plus the monthly premiums for health and welfare benefits under the Consolidated Omnibus Reconciliation Act (COBRA) for a period after termination of employment as follows: Mr. Capovilla—18 months with an estimated value of $52,104; Ms. Burak—12 months with an estimated value of $28,924; and Mr. Vargas—12 months with an estimated value of $32,974. All such payments are subject to the officer timely delivering a general release of all claims against the Company and its affiliates.

Should the Company terminate a named executive officer’s employment without “cause” or should the officer resign for “good reason” after the first anniversary of the closing of the Merger, the Company will pay the officer the monthly premiums for health and welfare benefits under COBRA for only four months after termination of employment. The officers will not be entitled to any other severance benefit after the first anniversary of the closing of the Merger.

In the event that any payments or benefits paid to a named executive officer would constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code and would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (the “excise tax”), the officer will be entitled to a limited gross-up payment to reimburse the officer for the excise tax. Notwithstanding the foregoing, no such gross-up payment will be paid if a reduction in parachute payments by up to 10% would cause no excise tax to be imposed. Based on current assumptions, it is anticipated that no named executive officer will be entitled to an excise tax gross-up payment.

Engagement Letter with Needham & Company

Pursuant to an engagement letter dated April 11, 2011, the Company retained Needham & Company to act as exclusive financial advisor in connection with a potential sale or merger involving the Company. Under the terms of this engagement letter, the Company paid Needham & Company a retainer fee in the amount of $75,000 and, if the Merger is consummated, the Company will pay to Needham & Company an additional fee of 1.0% of the aggregate purchase price paid in connection with the Offer and the Merger, against which up to $150,000 of fees paid by the Company to another investment bank for the delivery of a fairness opinion would be credited. In addition, the Company has agreed to reimburse Needham & Company for certain of its out-of-pocket expenses in connection with its engagement and to indemnify Needham & Company and related persons against various liabilities, including certain liabilities under the federal securities laws.

Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company was retained by the Company Board to act as its exclusive financial advisor based on Needham & Company’s experience as a financial advisor in mergers and acquisitions as well as Needham & Company’s familiarity with the Company and its industry generally. Needham & Company may in the future provide investment banking and financial advisory services to Parent, the Company or their respective affiliates unrelated to the Offer or the Merger, for which services Needham & Company would receive additional compensation. In the normal course of its business, Needham & Company may actively trade the equity securities of Parent and the Company for its own account or for the account of its customers and, therefore, may at any time hold a long or short position in those securities. As described in “Item 3. Agreements with Parent, Purchaser and their Affiliates—Stockholder Tender and Support Agreements” of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, filed by the Company with the SEC on October 25, 2011, The Needham Group, Inc., the parent company of Needham & Company, and certain limited partnerships for which affiliates of The Needham Group, Inc. are managing members of the general partners of such limited partnerships, own Shares and shares of Preferred Stock and have entered into a Tender and Support Agreement with Parent and the Company in connection with the Merger; such affiliates of The Needham Group, Inc. disclaim beneficial ownership of the Shares and shares of Preferred Stock held by those partnerships except to the extent of their pecuniary interest therein.

Engagement Letter with Seven Hills Partners LLC

Pursuant to an engagement letter dated September 14, 2011 by and between the Company and Seven Hills Partners LLC (“Seven Hills”), the Company agreed to pay Seven Hills a fee in the amount of $175,000 upon delivery of a fairness opinion in connection with the Offer and the Merger, whether or not the opinion was favorable. In addition, the Company agreed to reimburse Seven Hills for its reasonable and documented out-of-pocket expenses not to exceed $20,000 without the Company’s prior consent, including attorneys’ fees, and to indemnify Seven Hills, its affiliates and each of their respective directors, officers, employees, agents, representatives, attorneys and controlling persons against liabilities relating to, or arising out of, its engagement, including liabilities under the federal securities laws.

Accounting and Tax Considerations

In designing our compensation programs, we take into consideration the accounting and tax effect that each element will or may have on Southwall and the executive officers and other employees as a group. Our goal is to keep the expense related to our compensation programs, as a whole, within certain affordability levels. We recognize a charge to earnings for accounting purposes when stock options are granted. We also take into account that the 401(k) Plan provides a tax-advantaged retirement planning vehicle for our executives.

In determining which elements of compensation are to be paid and how they are weighted, we also take into account whether a particular form of compensation will be considered “performance-based” compensation for purposes of Section 162(m) of the Internal Revenue Code. Under Section 162(m), we generally receive a federal income tax deduction for compensation paid to any of our named executive officers only if the compensation is less than $1 million during any fiscal year or is “performance-based” under Section 162(m). Our prior 1997 Stock Incentive Plan and 1998 Stock Option Plan for Employees and Consultants, as well as the current 2007 Long Term Incentive Plan, permit our Committee to pay compensation that is “performance-based” and thus fully tax-deductible by Southwall. Our Committee currently intends to continue seeking a tax deduction for all of our executive compensation, to the extent we determine it is in the best interests of Southwall. All of the stock options granted to our executive officers qualify under Section 162(m) as performance-based compensation.

Summary Compensation Table for Named Executive Officers

The following table sets forth information about the compensation of each person who served as Principal Executive Officer, the Principal Financial Officer and the other most highly compensated executive officer (collectively, the “executive officers”) whose total compensation exceeded $100,000 during 2010.

Summary Compensation Table for Fiscal Year 2010

Name and Principal Position	Year	Salary $	Bonus $ (1)	Option Awards $ (2)	All Other Compensation $		Total $
Dennis Capovilla Chief Executive Officer	2010	340,000	209,017	128,403	1,500	(3)	678,920
	2009	325,000	154,700	74,021	1,500	(3)	555,221
	2008	324,423	186,875	159,746	1,500	(3)	672,544

Mallorie Burak Vice President, Treasurer and Corporate Controller	2010	180,000	65,928	97,830	1,500	(3)	345,258
	2009	165,000	47,124	39,478	1,500	(3)	253,102
	2008	165,000	56,925	5,075	1,500	(3)	228,500

Michael Vargas Vice President Administration and Human Resources	2010	165,000	63,525	67,258	1,500	(3)	297,283
	2009	165,000	54,978	34,543	1,500	(3)	256,021
	2008	164,492	66,413	40,598	1,500	(3)	273,003

(1)	Represents the bonus paid in 2011, 2010 and 2009 for annual performance in 2010, 2009 and 2008, respectively.
(2)	The assumptions used to value these option awards are consistent with contemporary practices for their accounting treatment and recognized in accordance with ASC 718, “Share Based Payments.” These assumptions are set forth in Note 2, “Stock Based Compensation,” of the footnotes to our Consolidated Financial Statements contained in our Annual Report on Form 10-K for year ended December 31, 2010.
(3)	Consists of $1,500 of Company matching contributions to 401(k) plan.

Grants of Plan-Based Awards in Fiscal Year 2010

All grants of plan-based awards to the named executive officers in 2010 are presented in the table below. The Company made additional grants of plan-based awards to the named executive officers in March 2011, which are shown in the table below, under the heading, “Outstanding Equity Awards as of September 30, 2011”.

Name	Grant Date	All Other Option Awards: Number of Underlying Securities Underlying Options(1)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)(2)
Dennis Capovilla	03-24-2010	21,000	$7.95	$128,403

Mallorie Burak	03-24-2010	16,000	$7.95	$97,830

Michael Vargas	03-24-2010	11,000	$7.95	$67,258

(1)	These options vest in four equal annual installments beginning with the first anniversary of the grant date.
(2)	The amounts shown do not reflect realized compensation by the executive officer. The amounts shown represent the value of the stock options granted to the named executive officer based on the grant date fair value of the award as determined in accordance with ASC 718.

Outstanding Equity Awards as of September 30, 2011

The following table provides information about all equity awards held by the named executive officers as of September 30, 2011.

Executive Officer	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Dennis Capovilla	10,734	—		$2.50	10/05/2014
	25,267	—		$2.50	10/05/2014
	26,240	—		$2.90	12/09/2015
	3,761	—		$2.90	12/09/2015
	15,000	—		$3.55	05/11/2016
	30,000	—		$2.25	02/06/2017
	17,859	5,951	(2)	$4.20	02/26/2018
	6,144	2,047	(2)	$4.20	02/26/2018
	15,000	5,000	(2)	$5.85	05/15/2018
	15,000	15,000	(3)	$3.15	04/28/2019
	3,632	15,750	(4)	$7.95	03/24/2020
	1,618	—		$7.95	03/24/2020
	—	13,648	(5)	$11.00	03/25/2021
	—	7,352	(5)	$11.00	03/25/2021

Mallorie Burak	15,000	—		$3.20	10/30/2017
	1,500	500	(2)	$4.20	02/26/2018
	8,000	8,000	(3)	$3.15	04/28/2019
	4,000	12,000	(4)	$7.95	03/24/2020
	—	16,000	(5)	$11.00	03/25/2021

Michael Vargas	14,000	—		$6.10	12/09/2014
	10,000	—		$2.90	12/09/2015
	6,000	—		$3.55	05/11/2016
	10,000	—		$2.25	02/06/2017
	3,000	—		$2.55	02/12/2017
	12,000	4,000	(2)	$4.20	02/26/2018
	7,000	7,000	(3)	$3.15	04/28/2019
	2,750	8,250	(4)	$7.95	03/24/2020
	—	11,000	(5)	$11.00	03/25/2021

(1)	These options vest at a rate of 25% per year over four years from 2007-2011 and will be fully vested in 2011.
(2)	These options vest at a rate of 25% per year over four years from 2008-2012 and will be fully vested in 2012.
(3)	These options vest at a rate of 25% per year over four years from 2009-2013 and will be fully vested in 2013.
(4)	These options vest at a rate of 25% per year over four years from 2010-2014 and will be fully vested in 2014.
(5)	These options vest at a rate of 25% per year over four years from 2011-2015 and will be fully vested in 2015.

Option Exercises and Stock Vested Table

The following table provides information about stock option exercises in 2011 and the value realized on the date of exercise.

Name	Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
William Berry	8,000	$69,000

(1)	Value realized is calculated based on the difference between the closing market price of our common stock on the date of exercise and the exercise price.

Golden Parachute Compensation

“Single Trigger” Payments and Benefits Triggered Upon Consummation of Merger

The following table shows the payments that each executive officer will receive in connection with the closing of the transactions contemplated by the Merger Agreement. The officers are entitled to a lump sum transaction bonus and a guaranteed bonus equal to 60% of their 2011 annual target bonus pursuant to their new employment agreements. The officers are entitled to earn the remaining 40% of their 2011 annual target bonus should the Company’s full-year 2011 operating income performance achieve targeted levels. The officers are entitled to full acceleration and conversion of their outstanding options into the right to receive a cash payment equal to the excess of the $13.60 offer price over the applicable exercise price per share subject to their options, pursuant to the Merger Agreement.

Name	Cash ($)(1)	Equity ($)(2)	Total ($)
Dennis Capovilla	252,000	414,269	666,269
Mallorie Burak	119,100	197,700	316,800
Michael Vargas	34,650	185,963	220,613

(1)	Includes (a) a transaction bonus in an amount as follows: Mr. Capovilla—$150,000; Ms. Burak—$75,000; and Mr. Vargas—$0; and (b) a guaranteed bonus in an amount equal to 60% of each officer’s 2011 annual target bonus as follows: Mr. Capovilla—$102,000; Ms. Burak—$44,100; and Mr. Vargas—$34,650. This amount does not include the additional 40% of 2011 annual target bonus that may be paid should the Company’s full-year 2011 operating income performance achieve targeted levels as follows: Mr. Capovilla—$68,000; Ms. Burak—$29,400; and Mr. Vargas—$23,100.
(2)	Represents an amount equal to the value of full vesting and cash-out of unvested options held by the named executive officer as of the closing date of the Merger, assuming that the Merger was consummated on November 15, 2011.

“Double Trigger” Payments and Benefits Triggered Upon Consummation of Merger

The following table shows the total combined payments and benefits that each named executive officer will receive in connection with the closing of the transactions contemplated by the Merger Agreement should each officer’s employment be terminated by the Company without cause immediately thereafter. In such an event, in addition to the payments described in the section above entitled “‘Single Trigger’ Payments and Benefits Triggered Upon Consummation of Merger,” the officers are entitled to receive their lump sum cash retention payment immediately, a gross-up tax payment on all federal and state income and employment taxes incurred with respect to the lump sum cash retention payment, and monthly premiums for health and welfare benefits under COBRA.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)(4)	Total ($)
Dennis Capovilla	762,000	414,269	52,104	387,019	1,615,392
Mallorie Burak	329,100	197,700	28,924	155,186	710,910
Michael Vargas	199,650	185,963	32,974	121,932	540,519

(1)	Includes (a) a transaction bonus in an amount as follows: Mr. Capovilla—$150,000; Ms. Burak—$75,000; and Mr. Vargas—$0; (b) a guaranteed bonus in an amount equal to 60% of each officer’s 2011 annual target bonus as follows: Mr. Capovilla—$102,000; Ms. Burak—$44,100; and Mr. Vargas—$34,650; and (c) a lump sum cash retention payment as follows: Mr. Capovilla—$510,000; Ms. Burak—$210,000; and Mr. Vargas—$165,000. This amount does not include the additional 40% of 2011 annual target bonus that may be paid should the Company’s full-year 2011 operating income performance achieve targeted levels as follows: Mr. Capovilla—$68,000; Ms. Burak—$29,400; and Mr. Vargas—$23,100.
(2)	Represents an amount equal to the value of full vesting of unvested options held by the named executive officer as of the closing date of the Merger, assuming that the Merger was consummated on November , 2011.
(3)	Includes monthly premiums for health and welfare benefits under the Consolidated Omnibus Reconciliation Act (COBRA) for a period after termination of employment as follows: Mr. Capovilla—18 months; Ms. Burak—12 months; and Mr. Vargas—12 months. The aggregate amounts assume that each officer receives payment of his or her COBRA premiums for the full period for which he or she is eligible, and that such premiums increase by 12% each January 1st.
(4)	Includes federal and state income and employment tax gross-up payment on the lump sum cash retention payment, estimated as follows: Mr. Capovilla—$387,019; Ms. Burak—$155,186; and Mr. Vargas— $121,932. For this purpose, it is assumed that Mr. Capovilla has an effective tax rate of 43.145% (federal—35%, state—10.3%, and Medicare—1.45%) and that Ms. Burak and Mr. Vargas have an effective tax rate of 42.495% (federal—35%, state—9.3%, and Medicare—1.45%), both calculated after assuming the full deductibility of state income taxes for federal income tax purposes.

Should the executive officers remain continuously employed by the Company through the first anniversary of the closing of the transactions contemplated by the Merger Agreement, they will be entitled to receive the lump sum cash retention payment and the gross-up tax payment on all federal and state income and employment taxes incurred with respect to the lump sum cash retention payment, in addition to the payments described in the section above entitled “‘Single Trigger’ Payments and Benefits Triggered Upon Consummation of Merger.” In such an event, however, they would not be entitled to payment of monthly premiums for health and welfare benefits under COBRA.

Pension Benefits: Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plan

We do not have any pension plans nor do we have any nonqualified defined contribution or other nonqualified deferred compensation plans.

DIRECTOR COMPENSATION

During the first two quarters of 2010, we paid each of our non-employee directors a $1,000 per month retainer and for the last two quarters of 2010 we paid each of non-employee directors a $1,500 per month retainer for his or her services. As chairman of the Audit Committee, Mr. Berry was paid an additional retainer of $6,000. As Chairman of the Company, Mr. Horn was paid an additional retainer of $9,000. As chairman of the Compensation Committee, Mr. Salas was paid an additional retainer of $3,000. As chairperson of the Nominating and Corporate Governance Committees, Ms. Nachtsheim was paid an additional retainer of $3,000. In 2010, non-employee directors who served on committees of the Company Board also received $750 for each committee meeting attended in person and a fee of $500 for each committee meeting attended by teleconference held other than on the day of the Company Board meetings.

Directors may also from time to time be granted options to purchase shares of common stock under our 2007 Stock Incentive Plan. During 2010, each non-employee director received options to purchase 4,000 shares of common stock, except Mr. Horn, who received an option to purchase 5,000 shares of common stock, all at an exercise price of $7.95 per share. Dr. Goodson and Mr. Bunday each received additional options to purchase 1,000 shares of common stock at an exercise price of $7.95 per share. These options vest at a rate of 25% per year over four years.

The non-employee directors’ aggregate annual retainer fees for 2011 are as follows: Mr. Berry—$24,000; Mr. Boyadjieff—$18,000; Mr. Bunday—$18,000; Mr. Horn—$27,000; Ms. Nachtsheim—$21,000; and Mr. Salas—$21,000. In addition, each non-employee director will receive $1,000 plus expenses for each Company Board meeting attended. Each non-employee director also receives a fee of $500 for each Company Board meeting held via teleconference.

Summary Compensation for Directors

The total compensation paid to our non-employee directors during 2010 is shown in the following table.

Director Compensation in Fiscal Year 2010

Director Name	Fees Earned or Paid in Cash($)	Option Awards($)(1)	Total($)
William A. Berry	30,750	24,458	55,208
George Boyadjeff	24,500	24,458	48,958
Dennis Bunday(2)	52,000	30,572	82,572
Andre R. Horn	35,000	30,572	65,572
Jami K. Dover Nachtsheim	32,250	24,458	56,708
Peter E. Salas	26,500	24,458	50,958
Eugene Goodson(3)	51,750	30,572	82,322

(1)	On March 24, 2010, each of the above directors received an option to purchase 4,000 shares of common stock, except Mr. Horn, who received an option to purchase 5,000 shares of common stock, at $7.95 per share, the closing price of our common stock on the OTC Bulletin Board.

On March 24, 2010, Dr. Goodson and Mr. Bunday each received an option to purchase 1,000 shares of common stock at $7.95 per share, the closing price of our common stock on the OTC Bulletin Board.

All of the above options vest at the rate of 25% per year commencing on the first anniversary of the date of this grant and each successive year thereafter for three years. The amounts in the columns reflect the dollar amount to be recognized for financial statements reporting purposes, in accordance with ASC 718. Assumptions used in the calculation of amounts are described in Note 2 to the Company’s audited financial statements for the year ended December 31, 2010, included in the Company’s Annual Report on Form 10-K.

(2)	During 2010, Mr. Bunday was paid $30,000 for consulting services and $22,000 for director fees.

(3)	During 2010, Dr. Goodson was paid $27,500 for consulting services and $24,250 for director fees.

The table below shows the aggregate number of shares underlying outstanding stock options held by our non-employee directors as of December 31, 2010:

Director Name	Option Awards Outstanding at Fiscal Year-End(#)
William A. Berry	28,000
George Boyadjeff	114,000
Dennis Bunday	27,000
Andre R. Horn	20,000
Jami K. Dover Nachtsheim	28,000
Peter E. Salas	24,000
Eugene Goodson	25,000

Compensation Committee Interlocks, Insider Participation; Related Party Transactions

Our Compensation Committee is composed of Messrs. Salas, Boyadjieff and Bunday. Mr. Salas has not at any time since our formation been an officer or employee of Southwall. Mr. Boyadjieff was interim Chief Executive Officer of Southwall from August 9, 2006 through October 31, 2006. At that time, he was not a member of the Compensation Committee. Mr. Bunday has served as a consultant to Southwall since 2007. None of our present executive officers currently serves, or in the past has served as a member of the Company Board or Compensation Committee of any entity that has one or more executive officers serving on our Company Board or Compensation Committee.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Company Board oversees our compensation program on behalf of the Company Board. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis set forth in this Information Statement.

In reliance on this review and these discussions referred to above, the Compensation Committee recommended to the Company Board that the Compensation Discussion and Analysis be included in this Information Statement.

The Compensation Committee

Peter E. Salas, Chairman

George Boyadjieff

Dennis Bunday

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, requires our officers and directors and persons who own more than ten percent of our common stock to file reports with the SEC disclosing their ownership of stock in Southwall and changes in such ownership. Officers, directors and 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on a review of the copies of such reports received by us and the written representations received from one or more such persons, these reports were timely filed.

ANNEX II

S E V E N    H I L L S

October 6, 2011

PERSONAL & CONFIDENTIAL

Board of Directors

Southwall Technologies, Inc.

3788 Fabian Way

Palo Alto, CA 94303

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $.001 per share (the “Shares”) of Southwall Technologies, Inc. (“Southwall” or the “Company”) of the $13.60 per Share in cash to be received by the holders of the Shares in the Tender Offer and Merger (each as defined below) pursuant to the terms of that certain Agreement and Plan of Merger, substantially in the form of a draft dated as of October 6, 2011 (the “Agreement”), by and among the Company, Backbone Acquisition Sub, Inc. (“Merger Sub”) and Solutia Inc. (“Acquiror”).

We understand that, pursuant to the terms of the Agreement, which provides, among other things, for (i) the commencement by Merger Sub of a tender offer (the “Tender Offer”) for all of the Shares for $13.60 per Share in cash and (ii) the subsequent merger (the “Merger”) of Merger Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly-owned subsidiary of Acquiror, and each Share, other than Shares held in treasury, Shares held by the Acquiror, Merger Sub, the Company or any of their respective affiliates or Shares as to which dissenters’ rights have been perfected, will be converted into the right to receive $13.60 per Share in cash. The terms and conditions of the Tender Offer and the Merger (collectively, the “Transaction”) are more fully set forth in the Agreement.

In connection with our opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

a.	a draft of the Agreement dated October 6, 2011;

b.	a draft of the Tender and Support Agreement dated October 6, 2011;

c.	certain publicly available financial and other information for Southwall, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011 and June 30, 2011;

d.	certain financial and operating information with respect to the business, operations and prospects of Southwall furnished to Seven Hills by Southwall, including financial projections of Southwall through fiscal year 2015 prepared by the management of Southwall;

e.	certain publicly available financial projections prepared by Wall Street research analysts for certain publicly traded companies we deemed relevant;

SEVEN HILLS PARTNERS LLC

275 BATTERY STREET  •  SAN FRANCISCO, CA  •  94111

TEL: (415) 869-6200  •  FAX: (415) 869-6262

MEMBER OF FINRA AND SIPC

f.	certain operating results, the reported price and trading history of the shares of the common stock of Southwall, and certain operating results, the reported prices and trading histories of certain publicly traded companies we deemed relevant;

g.	certain financial terms, to the extent publicly available, of certain selected business combinations we deemed relevant;

h.	discussions we have had with certain members of the Southwall’s management concerning the historical and current business operations and strategy, financial conditions and prospects of Southwall and such other matters we deemed relevant; and

i.	such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this opinion.

Although this opinion has been approved by our Fairness Opinion Review Committee, we have relied upon the accuracy and completeness of all of the financial, accounting and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion, and we have not undertaken any independent verification of such information. We have relied upon the assurances of management of the Company that it is not aware of any facts that would make such information inaccurate or misleading in any respect. We have assumed with your consent, with respect to the financial projections for Southwall provided to us by management, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Southwall of the future financial performance of Southwall on a standalone basis, that they form a reasonable basis for our opinion and that Southwall will perform substantially in accordance with such projections. We have relied upon the assurances of management of the Company that it is not aware of any facts that would make our assumption with respect to the financial projections for Southwall unreasonable in any respect. Furthermore, we did not obtain or make, or assume responsibility for obtaining or making, any independent evaluation or appraisal of the properties or assets or liabilities (contingent or otherwise) of Southwall, nor were we furnished with any such evaluations or appraisals, nor have we evaluated the solvency or fair value of Southwall under any state or federal laws relating to bankruptcy, insolvency or similar matters.

For purposes of rendering our opinion, we have assumed that the Agreement is enforceable by the parties according to its terms, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without material waiver thereof. We have further assumed that the final form of the Agreement will not vary materially from the last draft Agreement reviewed by us and that the Transaction will be consummated substantially in accordance with the terms described in such draft, without any amendment or waiver of material terms or conditions. We have also assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Transaction. We note that we are not legal, tax or regulatory experts and have relied upon, without assuming any responsibility for independent verification or liability therefor, the assessment of the Company’s legal, tax and regulatory advisors with respect to the legal, tax and regulatory matters related to the Agreement.

We were engaged by you solely to evaluate the fairness, from a financial point of view, of the consideration to received by the holders of Shares in the Tender Offer and the Merger and to render an opinion to the Company’s Board of Directors. Our engagement did not include any other financial advisory services, nor did it include rendering any tax, legal, regulatory accounting or other specialist or technical advice or associated services. Our opinion does not address the underlying business decision to enter into the Agreement and pursue the Transaction or any other transaction, or the relative merits of the Transaction or any other transaction as compared to any alternative business transaction that might be available to the Company. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect our opinion and that we do not have any obligation to update, revise, or reaffirm this opinion.

We will receive a fee from the Company for rendering this opinion. The Company has agreed to reimburse our expenses and to indemnify us for certain liabilities that may arise out of our engagement.

It is understood that this letter is intended for the benefit and use of the Board of Directors in its consideration of the Transaction and may not be used for any other purpose or reproduced, disseminated, quoted, communicated (in whole or in part) or referred to at any time, in any manner or for any purpose without our prior written consent, except that this opinion may be included in its entirety, if required, in any filing made by the Company with respect to the Transaction with the Securities and Exchange Commission, provided that this opinion is reproduced in such filing in full and any description of or reference to us or summary of this opinion and the related analyses in such filing is in a form acceptable to us and our counsel in our sole discretion. This letter does not constitute a recommendation to any holder of Shares, or any other person, as to how such person should act with respect to the Transaction (including, without limitation, whether or not to tender Shares in connection with the Tender Offer).

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the $13.60 per Share in cash to be received by the holders of Shares in the Tender Offer and the Merger is fair, from a financial point of view, to such holders.

Very truly yours,

SEVEN HILLS PARTNERS LLC

/s/ Seven Hills Partners LLC

ANNEX III

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW RIGHTS OF

APPRAISAL

Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

III-1

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253 or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

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(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is

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required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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